082-34640

FRIENDS PROVIDENT
Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

2007 SEP 14 A 10:-1

Securities and Exchange Commission
Office of International Corporate Fina[redacted]
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

3 September 2007

07026675

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

01-Aug-07	Holding in Company
07-Aug-07	Director/PDMR Shareholding
08-Aug-07	Interim Results - Part 1
08-Aug-07	Interim Results - Part 2
13-Aug-07	Holding in Company
31-Aug-07	Total Voting Rights
03-Sep-07	Treasury shares

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Enc.

9/19

Regulatory Announcement

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	16:30 01-Aug-07
Number	PRNUK-0108

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	30/07/2007
6. Date on which issuer notified:	31/07/2007
7. Threshold(s) that is/are crossed or reached:	12%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggerin transaction (vii)		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights (ix)	% of vo right

(viii)

			Direct	Direct (x)	Indirect (xi)	Direct	In
Ord GB0030559776	257,115,051	257,115,051	15,456,340	15,456,340	238,055,398	0.72	11

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
Convertible bond		11/12/2007	1,200,000	0.06

Total (A+B)

Number of voting rights	% of voting rights
254,711,738	11.85

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

9.Chain

Name of the Company / Fund	Number of Shares	% of issued share capital
Sun Life Unit Assurance Ltd A/c X	100,000	0.00465
Direct		
Sun Life Unit Assurance Ltd A/c X	1,250,000	0.05814
Direct		
Sun Life Unit Assurance Ltd A/c X	1,250,000	0.05814
Direct		
AXA UK Investment Co ICVC Distribution Fund	350,000	0.01628
Indirect		
Sun Life Pensions Management Ltd	322,638	0.01501
Direct		
Sun Life Pensions Management Ltd A/c X	720,000	0.03349
Direct		
AXA UK Group Pension Scheme	73,000	0.00340

Indirect		
AXA General Unit Trust	785,000	0.03651
Indirect		
AXA Financial, Inc	228,731,413	10.63904
Indirect		
AXA Colonia Konzern	5,346,845	0.24870
Direct		
Sun Life International (IOM) Ltd	750,000	0.03488
Direct		
AXA France	2,349,579	0.10929
Indirect		
AXA Australia	458,865	0.02134
Indirect		
AXA Rosenberg	5,241,241	0.24379
Indirect		
Sun Life International (IOM) Ltd	2,000	0.00009
Direct		
AXA Financial, Inc *	66,300	0.00308
Indirect		
Sun Life Pensions Management Ltd	53,191	0.00247
Direct		
Sun Life Pensions Management Ltd	211,450	0.00984
Direct		
Sun Life Unit Assurance Ltd	475,000	0.02209
LTAV UK Equity		
Direct		
Sun Life Unit Assurance Ltd	382,246	0.01778
FTSE All Share Tracker		
Direct		
Sun Life Pensions Management	2,062,605	0.09594
LTAV UK Equity		
Direct		

Sun Life Pensions Management	1,963,528	0.09133
FTSE All Share Tracker		
Direct		
AXA Winterthur	566,837	0.02637
Direct		
Total Direct	15,456,340	0.71892
Total Indirect	238,055,398	11.07272
TOTAL	253,511,738	11.79165

9.Chain (Financial Instrument)

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Framlington	700,000	0.03256
Managed Income		
Indirect		
AXA Framlington	500,000	0.02326
Monthly Income		
Indirect		
Total Direct	0	0.00000
Total Indirect	1,200,000	0.05582
TOTAL	1,200,000	0. 05582

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Gordon Ellis

15. Contact telephone number: 01306 654802

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person

acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying

party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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Regulatory Announcement

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	15:54 07-Aug-07
Number	PRNUK-0708

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DTR 3.1.4 R(1)

7 August 2007

Friends Provident plc announces the transfer of 20,753 treasury shares on 6 August 2007 to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.8662 per share to satisfy its obligation to issue shares to SIP participants in July 2007. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 20,753 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTOR

Name	Shares Purchased on 6 August 2007	Total no. of shares held by directors and Connected Persons
A R G Gunn	67	106,192

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 6 August 2007	Total number of shares held : discharging managerial respo: and Connected Persons
S J Clamp	67	4,665
B Harrison	67	11,557
A P Jackson	67	9,129
R Sepe	67	11,490
J Stevens	67	10,734
P T Tunnicliffe	67	9,874
J A Ward	67	1,799

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 6,634 shares out of the 2,047,764 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,171,528,063 ordinary shares of 10p each of which 21,581,245 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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Free annual report

Company	Friends Provident PLC
TIDM	FP.
Headline	Interim Results- Part 1
Released	07:00 08-Aug-07
Number	7100B

RNS Number:7100B
Friends Provident PLC
08 August 2007

8 August 2007

Friends Provident plc - Interim results for the half year ended 30 June 2007

Steady progress across three core businesses

Group highlights:

- Continued progress in Life & Pensions new business profits - up 7% to £95 million (2006: £89m)
- UK Life & Pensions sales up 12% to £2,257 million (2006: £2,020m)
- Group pensions sales up 11% at £1,298 million (2006: £1,167m)
- Robust International result against strong comparatives - sales up 16% at £1,171 million (2006: £1,012m)
- Asset Management making satisfactory progress in early stages of three-year plan - eight initiatives launched in first half of year
- Financial position remains robust with Group capital resources exceeding Group capital requirements by approximately £1 billion
- Proposed merger with Resolution will improve cash position, enhance growth prospects and deliver shareholder value

	EEV basis*			IFRS basis*		
	Half year ended 30 June			Half year ended 30 June		
	2007	2006	Change	2007	2006	Change
Group underlying profit before tax	£264m	£247m	7%	£111m	£120m	(8)%
Group profit before tax	£363m	£60m	505%	£102m	£48m	113%
Life & Pensions PVNBP	£3,428m	£3,032m	13%	-	-	-
Contribution to profits from Life & Pensions new business	£95m	£89m	7%	-	-	-
Margin on Life & Pensions new business	2.8%	2.9%	(3)%	-	-	-
Pro forma embedded value	£3,808m	£3,660m#	4%	-	-	-
Pro forma embedded value per share	£1.77	£1.73#	2%	-	-	-
Underlying earnings per share	8.9p	8.0p	11%	4.6p	3.8p	21%
Basic earnings per share	13.6p	3.8p	258%	2.2p	(0.6)p	n/a
Interim dividend per share	2.70p	2.65p	2%	2.70p	2.65p	2%

*See notes to editors
#As at 31 December 2006

Philip Moore, group chief executive, said:

'The Friends Provident Group continues to make good headway in UK and International life and pensions, despite the competitive nature of the UK market. In asset management, F&C has made satisfactory progress in executing the first phase of its three-year accelerated growth plan.

In the UK, group pensions remains the key growth driver, with our leading-edge proposition capturing significant levels of new business from the ongoing trend away from defined benefit and trustee schemes - a trend expected to continue well into the future.

Our good progress in the UK is tempered by the effect of the flat and competitive protection market. This, together with adverse persistency on investment products, will lengthen the timescale for reaching our ambitious 2008 target for UK new business profits.

Beyond the UK, Friends Provident International (FPI) and Lombard both delivered good performances against strong comparatives. Their excellent prospects are enhanced by new offices in Singapore, Switzerland and the UAE. FPI expects to continue to increase its pensions business in Germany, exporting the strengths of our efficient UK platform.

F&C is successfully rolling out its three-year growth plan to timetable, building on the improved investment performance achieved last year. High quality personnel have been recruited and a range of initiatives deployed to improve revenues and increase margin. More are planned for later this year.

Friends Provident continues to deepen its distribution relationships and understanding of its customers through the acquisitions of Sesame and Pantheon Financial Limited, new overseas licenses, and strengthened links with strategic partners.

Friends Provident remains a strong, standalone company with excellent prospects for profitable growth, differentiated by our focus on customer service, enabled by leading-edge technology. We are confident that the proposed merger with Resolution to form Friends Financial Group will add significantly to this position and deliver increased shareholder value. The combined Group will apply its enhanced scale, distribution and financial capabilities to further capitalise on attractive opportunities in both the UK and International markets.'

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	+44 (0) 845 641 7814
Di Skidmore	Friends Provident plc	+44 (0) 845 641 7833
Chris Ford	Friends Provident plc	+44 (0) 845 641 7832
Vanessa Neill	Finsbury Limited	+44 (0) 20 7251 3801
Alex Simmons	Finsbury Limited	+44 (0) 20 7251 3801

Ref: H155

Notes to editors:

1. An interview with Philip Moore, group chief executive and Jim

Smart, group finance director, will be available to view in video, audio and text formats at www.friendsprovident.com and www.cantos.com from 7.00am today.

2. An analyst presentation will take place at 9.00am today at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1.

3. The analyst presentation will be webcast live and can be viewed on the Friends Provident website: www.friendsprovident.com/results

4. The presentation slides will be available from 9.00am today on www.friendsprovident.com/presentations

5. For more information on Friends Provident including, photos, awards, fast facts, presentations, and media contacts please visit the media section at www.friendsprovident.com/media

6. Financial reporting dates

Dividend dates:	
Shares go ex dividend	10 October 2007
Record date	12 October 2007
Dividend paid	23 November 2007
Financial Reporting Calendar:	
F&C Asset Management plc quarter 3 funds under management	30 October 2007
Friends Provident quarter 3 Life & Pensions new business	30 October 2007

7. European Embedded Value (EEV) underlying profit is a measure of profit which excludes profit generated within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the performance of the Group and focus on this measure of profit in its internal monitoring of the Group's EEV results. EEV underlying profit is based on expected investment return and excludes: (i) amortisation and impairment of Asset Management acquired intangible assets (ii) effect of economic assumption changes (iii) non-recurring items; and is stated after deducting interest payable on Step-up Tier one Insurance Capital Securities (STICS).

8. International Financial Reporting Standards (IFRS) underlying profit is a measure of profit which excludes profit generated within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the performance of the Group and focus on this measure of profit in its internal monitoring of the Group's IFRS results. IFRS underlying profit is based on longer-term investment return and excludes: (i) policyholder tax (ii) returns attributable to minority interests in policyholder funds (iii) non-recurring items (iv) amortisation and impairment of acquired intangible assets and present value of acquired in-force business; and is stated after deducting interest payable on STICS.

9. Pro forma embedded value is the shareholders' equity on an EEV basis, adjusted to bring the value of F&C to its market value.

10. New business sales are reported on the Present Value of New Business Premiums (PVNBP) basis, which represents new single premiums plus the expected present value of new business regular premiums. PVNBP for the second quarter is reported in an appendix at the end of this announcement. A table detailing sales on an Annualised Premium Equivalent (APE) basis (annualised new regular premiums plus 10% of single premiums) is also included.

11. Underlying earnings per share is based on the EEV/IFRS underlying profit after tax attributable to ordinary shareholders of the parent company.

12. The Internal Rate of Return (IRR) is equivalent to the discount rate at which the present value of the after tax cash flows expected to be earned

over the lifetime of the business written is equal to the capital invested to support the writing of the business. All assumptions and expenses in the calculation of IRR are consistent with those used for calculating the contribution from new business.

13. The Payback Period is the time at which the value of the expected cash flows, after tax, is sufficient to have recouped the capital invested to support the writing of the business. The cash flows are discounted at the appropriate risk-discount rate and calculated on the same assumptions and expense basis as those used for the contribution from new business.

14. Margins are defined as the pre tax contribution from new business generated by each product type, divided by the new business volume for that product. Contribution is calculated using economic assumptions at the beginning of the period, and is quoted after the cost of required capital, share based payments and including an apportionment of fixed acquisition expenses across products.

15. Certain statements contained in this announcement constitute 'forward-looking statements'. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements, from time to time, of Friends Provident plc, its subsidiaries and subsidiary undertakings or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality, morbidity and persistency; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

BUSINESS REVIEW

Group progress and outlook

We have made further progress in the first half of 2007 in each of the Group's three core businesses, benefiting from a well-diversified and balanced portfolio of operations. Across the Group we will continue to focus on customer service and use of technology as differentiators, while distribution is a key area of development for each of our businesses. The proposed merger with Resolution to form Friends Financial Group will increase our ability to take advantage of profitable opportunities and deliver increased shareholder value.

In the UK, we saw another strong performance from pensions as we took advantage of the continuing opportunity to write profitable business from the market movement away from defined benefit and trustee schemes. Overall, whilst we are making good progress, we believe the effect of the flat and competitive protection market for 2007 will lengthen the time needed to reach our ambitious 2008 target for UK new business profits.

The FSA has formally opened consultation on the future structure of the distribution landscape in the UK, and we will contribute to that debate. We continue to expect a structural shift in the UK individual savings market, over a number of years, to wealth management platforms. We will make our initial launch in this market by the end of the year.

Our International businesses accounted for over a third of our life and pensions new business profits in the first half. FPI and Lombard have both performed well

against very strong comparatives. In particular, FPI sales in the second quarter were at record levels as activity picked up again in its biggest market, Hong Kong. Both firms are pushing into new territories: Switzerland in the case of Lombard; and Singapore, Germany and the UAE for FPI. These initiatives are among those expected to support the outlook for sustainable double-digit growth in future years.

F&C is making satisfactory progress in delivering its turnaround plans, with investment in staff, new products and infrastructure. A number of new products have been launched and are starting to build performance records. The improvements in investment performance in 2006 have continued in most areas into 2007. Further product launches are planned, as well as development of distribution capability.

During the first half we took opportunities to acquire two profitable UK distribution businesses reflecting Friends Provident's view of the importance of quality distribution to the financial services sector. The acquisition of these successful businesses builds on our strategy to strengthen and develop our relationships with the distribution community by investing in intermediaries with growth prospects and favourable investment returns. We also continue to seek out opportunities to increase the distribution of our products internationally, while F&C is taking steps to increase distribution of its asset management products.

We have further advanced our risk management strategy through an innovative transaction to reinsure a large proportion of our annuity book with Swiss Re. This transaction is consistent with our attitude to longevity risk, and has modestly aided the financial results.

Within the first half 2007 EEV result, there is a charge of £7m for persistency. This reflects lapse experience to date on legacy with-profit bonds in the UK and on investment portfolio bonds. If current trends continue, we would expect to incur a total persistency charge of approximately £70m in our full year 2007 results.

The proposed merger with Resolution will create a significant new force in the UK life and pensions market. Through its combination of new business capability and cash flow generation, Friends Financial can provide shareholders with both profitable new business growth and growing dividend income. Given its enhanced scale and capability, Friends Financial will be well placed to participate in future consolidation in the UK life and pensions sector over time. Asset Management will remain central to Friends Financial's strategy. It is proposed that Resolution Asset Management and F&C will be combined, with a total of £165 billion of funds under management as at 31 December 2006. This business will retain its separate listing, with the Group maintaining a majority holding.

UK LIFE AND PENSIONS

Our view of the Market

Our expectation remains that the UK life and pensions market will show modest growth overall for the year.

The FSA has opened consultation on the provision of advice with its Retail Distribution Review. We intend to play our full part in shaping the out-turn of the consultation, and in particular we support the aim of providing high quality advice to consumers. There is some concern that the initial proposals set out by the FSA may reduce demand for advised sales, access to suitable products, or the health of the independent advice sector. We expect the market for products for individuals who value fully independent advice to be relatively unaffected as the proposals reflect the existing business model. We note that the IFA sector as a whole has been very successful in the past in adapting to regulatory initiatives. It is possible that the existing broad trend across the market towards lower levels of initial commission will be supported by the result of

the review.

Protection
We reiterate our view expressed in previous announcements that the protection market will remain, at best, flat in 2007. This market is significantly affected by the turnover in the housing market. The number of advances was broadly flat year-on-year in the first half. Of these advances a proportion relate to investment properties, where term cover or income protection is not typically bought. Competitor activity is strong and this is a fast-moving, price-sensitive market.

Investments
The investment market has seen continued activity with the main success factors including brand strength, competitive commission levels and distributor familiarity with products. A number of players have run marketing promotions and have specialised sales forces. We too are increasing resource for training and engagement with strategic partners.

In time, there will be a structural change in this market as advisors adopt Wrap platforms. It will take a number of years for bulk migration of assets to occur, and our perception is that as yet most networks and individual IFAs are at an early stage of the selection process.

Group pensions
Within group pensions activity is, and will continue to be, driven by the overarching shift in retirement benefits from defined benefit to defined contribution provision. In the initial phase, defined benefit schemes have closed to new members, and over 80% of private employers have now taken this step. In addition to newly set up schemes, there is a significant market in the restructuring of established, older schemes seeking reliable and efficient service and competitive charges. Further phases of the transition consist of closing schemes to accruals from existing members and buy-out of scheme liabilities. The first of these is starting to add to the defined contribution market, while the latter is not an area we are active in.

The market consists of two segments; schemes where the advisors are paid initial commission; and those with trail commission or fee-based remuneration. There is a slow drift in the market towards the latter, which results in lower new business strain. While some providers cater to only one segment, we have a strong foothold in both giving us a resilient position as the market evolves.

The Government released a white paper on Personal Accounts during the second quarter. We welcome the intention to encourage saving by a section of the population that has not, to date, provided for its retirement. However, the white paper left much uncertainty on key implementation issues, such as the premium collection mechanism. The paper stated again the Government's intention to focus Personal Accounts on the target market (low to moderate earners) and to minimise damage to existing pension provision. We believe that any levelling down of existing provision will be concentrated among smaller schemes and employers.

Individual pensions
The individual pensions market grew strongly in 2006 driven by the Pensions A-Day regulatory changes, so we have seen a healthy but quieter market in 2007. Although commission levels are gradually reducing, margins are low with initial commission the norm. We mainly write single premiums where the cash strain characteristics are less onerous. We are not active in the individual SIPP market. DWP rebate business is dictated by government systems, so although it is slowing over time, the pattern of rebate premiums in any year is unpredictable.

Annuities
We see the individual annuity market continuing to grow. Although we would expect to see the latest longevity data gradually reflected in pricing, we anticipate margins will remain attractive. We continue to focus on internal

vestings and we do not write bulk annuities.

Our trading performance and outlook

6 months to 30 June 2007 vs 6 months to 30 June 2006

	H1 2007			H1 2006		
	New business profits £m	PVNBP £m	Margin %	New business profits £m	PVNBP £m	Margin %
Protection	14.3	202	7.1	17.6	199	8.8
Investment	1.4	268	0.5	6.2	364	1.7
Individual Pensions	5.3	256	2.1	2.2	137	1.6
DWP Rebates	7.8	87	8.9	2.0	34	5.9
Group Pensions	23.4	1,298	1.8	18.8	1,167	1.6
Annuities	9.3	146	6.4	6.1	119	5.1
UK Life and Pensions	61.5	2,257	2.7	52.9	2,020	2.6

Overall, new business volumes have risen strongly, driven by continued growth in both individual and group pensions. The overall margin has increased to 2.7% (2006: 2.6%).

Protection - Sales up 2% at £202 million (2006: £199m)
In the first half we have adjusted pricing to target particular segments where we have traditionally held lower market share, particularly in larger sums assured. Margins were maintained against the second half of 2006, although they were down year-on-year as our pricing in the first half of 2006 was, on the whole, less competitive. Application counts for sums assured greater than £250,000 have increased significantly in major products. We have also taken the initiative to adopt a best practice approach on claims affected by non-disclosure that should help to build confidence in our critical illness products.

The precise out-turn from our pricing activity and group protection developments is hard to predict although early indications are encouraging. We expect to advance our market share for 2007.

Investments - Sales down 26% at £268 million (2006: £364m)
Through the half, our sales of investment products were subdued. We launched a special offer on our investment portfólio bond and this has stemmed declining sales. Our guaranteed bond was launched in the first quarter but has not attracted the expected support in a market with several established products.

These are thin margin products and a higher than expected lapse experience is reflected in a reduced first half margin. As we redevelop our investment product range we are building in features to reduce the risk of high lapse rates.

The focus during the remainder of 2007 is to complete the revision of our product range to better compete with the market leaders. During this transition we do not expect significant growth in our share of this highly competitive market. We are making good progress getting onto investment panels which will benefit us in 2008.

In the longer term, we are confident that our wrap product will meet the needs of the IFA market for platform products. This will be delivered in a series of releases. We are making good progress with the first release, to selected IFAs to test the core mutual fund functionality, scheduled for November. After robust testing, subsequent releases will roll out straight through processing, projection tools, and increased fund and asset choice over 2008-9. There will then be ongoing development to further improve the proposition and meet individual IFA needs.

Group pensions - Sales up 11% at £1,298 million (2006: £1,167m)
Our strong service-oriented proposition places us consistently among the leaders in this market and the first half has shown further growth. 2006's A-Day changes are still helpful in this market, although to a lesser extent than in the first half of 2006. We are increasingly using our pricing expertise and market position to target the most profitable schemes as advisors select providers. As the in-force book grows, new premiums from existing schemes are helping to drive sales at a lower cost. Margins have risen slightly year-on-year, in part due to operational leverage. We would expect them to remain broadly stable through the remainder of the year.

We now have 618,000 scheme members on our platform. As we get more scheme members on our platform our efficiency improves and we now have £28m of assets under management for each of our customer service employees. We now have £6.7bn under management, an increase of 56% since 30 June 2006. At this stage of the development of the business the income from these assets does not yet cover the new business cost, and the net cash outflow for this business in the first half was approximately £40m. The internal rate of return (IRR) on new business was 9.4%. This IRR excludes the benefit of potential future annuity business as policies mature. We believe that the economics of the business will continue to improve as the proportion of incremental business and the proportion of nil commission new business increases. Our best estimate is that the business will be cash neutral by around 2011 and cash positive beyond that.

Individual pensions - Sales up 87% at £256 million (2006: £137m)
This is a market where we have not traditionally been strong. A competitive product has allowed us to increase our market share. Stable marketing costs have increased margins slightly and we expect these to be maintained going forward.

DWP rebates - Premiums up 156% at £87 million (2006: £34m)
We received an unusually large amount of DWP rebates in the second quarter. We believe this was due to rebates being paid earlier than in previous years.

Annuities - Sales up 23% at £146 million (2006: £119m)
We have maintained a consistent approach to the annuity market, pricing to reflect risk and maintain acceptable margin. We expect to see continued growth at a modest rate, reflecting growing maturities from our in-force pension book.

INTERNATIONAL LIFE AND PENSIONS

Our view of the market

Friends Provident International (FPI) - provides regular and single premium savings, protection and pension products in Asia, Europe, the Middle East and the UK. FPI operates in markets that are dynamic, well-regulated and with demand for independently-advised sales.

We have seen a return of activity in the Hong Kong market, FPI's largest market, where FPI sales were very buoyant early in 2006 but quietened in the second half of last year. The market for single premium products in the UK was also very active around the end of the tax year, although this market is very competitive and offers lower margins than other markets.

We have also started to sell products in a niche of the German pensions market, where sales are heavily weighted to the fourth quarter.

Lombard - provides bespoke financial and estate planning solutions for high net worth individuals (HNWIs) and ultra HNWIs across Europe and beyond. Distribution is mainly through private banks and high end independent advisers, where Lombard has built lasting relationships.

As noted earlier this year, there were tax changes announced in a number of territories in 2006 that were expected to reduce demand in those markets. These

have largely played out as expected, with significantly lower new business in Latin America, a newly developed market in 2006, and Sweden, which is one of Lombard's smaller markets. Meanwhile there has been increased demand in Southern Europe.

Timing of tax year ends across Europe mean that the fourth quarter will remain the most significant by far, although some volatility will also remain in quarterly results due to Lombard's growing success in the market for large cases.

Our trading performance and outlook

6 months to 30 June 2007 vs 6 months to 30 June 2006

	H1 2007			H1 2006		
	New business profits £m	PVNBP £m	Margin %	New business profits £m	PVNBP £m	Margin %
FPI	16	523	3.1	16	466	3.5
Lombard	17	648	2.7	20	546	3.6
International Life and Pensions	33	1,171	2.8	36	1,012	3.6

First half 2006 saw very strong sales volumes and margins. First half 2007 sales were ahead of the comparative although new business profits were slightly behind, reflecting the inherent volatility in margin from geographical, product and case size mix.

Friends Provident International

PVNBP by region	H1 2007 £m	H1 2006 £m
Europe (excluding UK)	121	101
UK	105	76
Asia	203	201
Middle East	46	43
Rest of World	48	45
Total FPI	523	466

FPI's first half sales are up 12% on a very strong comparative. The UK bond market contributed increased sales around the tax year end. Our partnership with UNED in Germany to distribute pension products has had an encouraging start and accounts for around 5% of FPI sales.

The margin has reduced slightly due to mix of territories, and a number of large portfolio bonds, which tend to be lower margin. We expect that the full year margin will be broadly at the same level as in the first half.

In June FPI was granted a federal licence in the UAE, while the Singapore branch has now launched a personal bond product which is the first of its kind in Singapore. These developments are expected to support growth in future years.

Lombard

PVNBP by region	H1 2007 £m	H1 2006 £m

UK and Nordic	108	114
Northern Europe	126	121
Southern Europe	179	109
Rest of World	14	19
Total excluding large cases	427	363
Large cases	221	183
Total	648	546

Sales volumes are 19% up on 2006, due to a strong Southern European result, reflecting the positive market conditions, and the issuance of several large cases (defined as greater than €10m). In volume terms, this more than offset the negative impacts of 2006 tax changes in a number of markets.

New business profits in first half 2007 were slightly down on an especially strong first half 2006 figure, which was itself 66% up on first half 2005. Margin has been impacted by a combination of factors, including geographical mix and the affects of some very large cases. In addition there has been increased investment aimed at enhancing the company's long-term market development capacity and operational capability. We expect that the full year 2007 margin will improve from the first half figure.

As anticipated, the growth outlook for the remainder of 2007 is below the historical trend line. A number of markets are expected to have a quieter year due to tax changes, but under-performance from such markets should in part be offset by large cases and over-performance in stronger markets, such as Southern Europe. Progress in the development of relationships with preferred Swiss-based partners has been good, although new business generation will take some considerable time to develop, in line with expectations. The longer term prospects for the business remain very positive, sales and new business profits continuing to be substantially weighted towards final quarter.

ASSET MANAGEMENT

Business developments

As set out earlier in the year, a three-year accelerated growth plan is being implemented with the goal of increasing underlying earnings per share by 50% from 2007 to 2009. Progress is in line with expectation after the first six months of the plan. In the first half of 2007 we have built on 2006's improved investment performance by recruiting talented staff and establishing new higher margin and specialist products. We have developed the Asset Management infrastructure and the operational outsourcing contract with Mellon was terminated in the first half to ensure a consistent approach to client servicing.

The initiatives we have executed in the first half of the year include:

- Liability Driven Investment - our pooled funds have the support of six major consulting firms
- Alternatives - successfully launched a fixed income hedge fund and a listed fund of hedge funds, and we have started fund raising on a further fund focussed on foreign exchange instruments
- Collateralised Debt Obligation - risk management structure implemented and first deal completed
- Private equity - strengthened our team and launched a new fund of funds
- GTAA - our new fund has attracted in excess of €300 million
- Real estate - launched a new Portuguese property development fund
- Multi-manager - launched F&C Lifestyle, a unique range of fund of funds linked to a third-party risk profiling tool, with distribution deals announced with Paradigm, Lighthouse Group, and Thinc Destini
- Enhanced cross-selling - US SRI product launched and recruited staff in a number of territories

Further product developments are planned for the second half, including entry in to the short/long funds product segment, and a fiduciary management service in The Netherlands.

We will now look to improve distribution, and during the first half we recruited high quality staff to strengthen our capabilities in this area, as well as building the F&C brand through a new three-year sponsorship deal with Birmingham City Football Club.

Our trading performance and outlook

Investment performance on existing products has remained strong, and as detailed above we have launched a significant number of new products. Assets under management decreased from £104.1 billion as at 31 December 2006 to £101.3 billion at 30 June 2007. Outflows were in line with expectation, while the average fee rate has increased to 23.5 basis points (30 June 2006: 22 basis points).

Retail

Our UK retail business has continued to exhibit excellent momentum. Net retail sales of open ended funds during H1 were up 23% compared to an industry-wide decline of 17% in domiciled net retail sales (source: IMA). During the period, the agreement for management of Friends Provident flagship fund products has been renegotiated and the new terms are helpful to the distribution of Friends Provident investment products.

Insurance

Insurance net outflows of £2.8 billion included a £1.6 billion outflow of insurance funds resulting from the reinsurance of Friends Provident annuities with Swiss Re. Fees on these assets were significantly below the average fee rate and revenues from it have been substantially replaced by new commitments to higher margin products.

Institutional

The £3.3 billion of outflows largely reflected the pipeline of £5.2 billion known outflows that we highlighted on 31 January 2007. These outflows were principally represented by lower fee Dutch balanced mandates shifting to fiduciary managers, an industry-wide trend in The Netherlands, and were not related to investment performance. We generated £1.7 billion in gross institutional inflows during H1, a 24% increase on H1 2006.

Investment Trusts

A net outflow of £0.2 billion reflects a combination of trusts reducing gearing, share buy-backs and also the wind-up of Investors Capital Trust which nevertheless achieved a very successful rollover of 62% of its assets into a new vehicle of the same name. No investment trust mandates were lost in H1.

Financial review

Our financial results are presented on two reporting bases: European Embedded Value (EEV) and International Financial Reporting Standards (IFRS). The key differences between these accounting bases are in respect of the timing of profit recognition:

- IFRS profits tend to be lower than EEV profits when new business volume is growing because EEV recognises future cash flows in profit, while IFRS does not.

- In addition, IFRS does not allow full deferral of acquisition expenses, which is relatively onerous for investment products, such as group pensions.

Neither of these bases provides a satisfactory measure of the cash inflows/ outflows of the Group. Therefore, we additionally report cash generation in these results.

EEV BASIS

EEV is the basis we find more useful because it provides a more representative reflection of the performance of the long-term business that fully recognises the shareholders' interest in the in-force portfolio on a risk adjusted basis. When considering EEV results, management focuses on underlying profit as this measure better reflects the performance of the Group.

Group profitability on the EEV basis

		Half year ended 30 June	
	Change	2007	2006
	%	£m	£m
EEV underlying profit before tax:			
- UK Life & Pensions	+21	186	154
- International Life & Pensions	+10	53	48
- Asset Management	-37	32	51
- Corporate items	+17	(7)	(6)
EEV underlying profit before tax	+7	264	247
Other profit items		99	(187)
EEV profit before tax	+505	363	60
Contribution from Life & Pensions new business	+7	95	89
Life & Pensions new business margin	-3	2.8%	2.9%
Life & Pensions return on embedded value (annualised)	+22	11.7%	9.6%
EEV underlying earnings per share	+11	8.9p	8.0p
EEV basic earnings per share	+258	13.6p	3.8p

Group EEV underlying profit before tax has increased by 7% to £264m (2006: £247m). The main increase in profit has been in UK Life & Pensions where the contribution from new business increased by 17% to £62m (2006: £53m) and positive experience variances amounted to £19m (2006: £8m negative). Overall profit from Life & Pensions increased by 18% to £239m (2006: £202m) but, as expected, profits at our Asset Management business reduced by 37% to £32m (2006: £51m) as we invest in the three year growth plan.

The contribution from total Life & Pensions new business, which is included in underlying profit, has increased by 7% to £95m (2006: £89m). The new business margin as a percentage of PVNBP has fallen slightly from 2.9% to 2.8% with an increase in the UK margin being offset by a reduction in the International margin.

The EEV underlying profit includes a benefit of £12m arising from the annuity reinsurance treaty which transferred annuity longevity risk.

The EEV underlying profit also reflects a charge of £7m for persistency. This reflects lapse experience to date on legacy with-profit bonds and on investment portfolio bonds. There has also been a modest deterioration in persistency in old style group pension schemes, which are no longer sold. We will monitor these trends in the second half of the year before updating our operating assumptions. If current trends continue, we would expect to incur a total persistency charge of approximately £70m in our full year 2007 results. The majority of the charge is expected to be for legacy products and only a small amount is expected to be for pensions business.

Group EEV profit before tax has increased to £363m (2006: £60m). This profit

measure takes into account the impacts of investment return variances, economic assumption changes, non-recurring items and other charges totalling £99m positive (2006: £187m negative). The investment return variances and economic assumption charges in 2007 were £114m positive whereas in 2006 they were negative by £108m. In addition, in 2006 there was an impairment charge in respect of Asset Management acquired intangible assets of £45m. There was no impairment charge in the first half of 2007.

The Life & Pensions return on embedded value has increased from 9.6% to 11.7% reflecting the higher level of underlying profit. The UK return is 10.8% (2006: 8.4%) and the International return is 15.7% (2006: 15.9%). The International return is marginally down due to a proportionately higher opening embedded value.

Underlying EEV earnings per share have increased to 8.9p from 8.0p reflecting the higher EEV profits and a slightly lower tax charge. EEV deferred tax (UK and International) has been calculated at the same rates as 2006. EEV tax will be reviewed at the year-end to ensure that it is calculated in accordance with best practice. Reducing the rate of UK corporation tax from 30% to 28% is anticipated to increase the embedded value by approximately £34m. The basic earnings per share has risen to 13.6p from 3.8p due to the same factors as above and also the impact of the other profit items which were positive in 2007 but negative in 2006.

UK Life & Pensions

UK Life & Pensions EEV underlying profit increased by 21% to £186m (2006: £154m) as set out below.

		Half year en 30 June	
	Change	2007	2
	%	£m	
Contribution from new business	+17	62	
Profit from existing business:			
- Expected return	-6	88	
- Experience variances		19	
- Operating assumption changes		-	
Development costs	+42	(17)	
Expected return on shareholders' net assets	+26	34	
EEV underlying profit before tax	+21	186	
New business margin	+4	2.7%	
Return on embedded value	+29	10.8%	
Internal rate of return (IRR) per annum	+17	11.9%	1
Payback period (discounted)		11 years	13
Operating expenses	+5	125	

The contribution from new business has increased by 17% to £62m (2006: £53m) with group pensions amounting to 38% (2006: 36%) and protection 23% (2006: 33%) of the total. The contribution is stated net of the cost of solvency capital of £3m (2006: £4m).

The overall margin has increased to 2.7% from 2.6%. Once again the margin has benefited from the gearing effect of higher volume and relatively flat expenses but this has been partially offset by lower margins on the very competitive protection business. New business margins by product are discussed within the business review above. The improved profitability is reflected in an increase in IRR to 11.9% (2006: 10.2%) and the overall payback period has reduced to 11 years (2006: 13 years). Both IRR and payback are sensitive to business mix which benefited from higher DWP rebates in the first half of 2007.

The expected return on the value of the in-force book reduced by 6% to £88m

(2006: £94m). This decrease from 2006 reflects the reduction in the value of the in-force business partially offset by higher opening discount rates. Within profit from existing business are experience variances totalling £19m positive (2006: £8m negative). Favourable variances arose in 2007 in respect of burnthrough and reinsurance of FPP's annuity business which have been partially offset by other items, including persistency.

Development costs have increased to £17m (2006: £12m), reflecting investments to support our growth strategy. These mainly consist of investments in developing our wrap platform and continued development of our leading e-commerce propositions. As previously announced, we anticipate development costs to be in the region of £40m in 2007.

The expected return on shareholders' net assets increased by 26% to £34m (2006: £27m) due to higher expected equity and fixed interest rates of return and an increase in invested net assets.

Operating expenses have increased by 5% to £125m (2006: £119m). During the same period PVNBP increased by 12% which continues to demonstrate the efficiency of our processes and the power of our technology to deliver substantial new business growth at relatively little additional cost. We are continually seeking improved cost efficiencies and service improvements across the business - particularly through greater use of technology.

International Life & Pensions

International Life & Pensions EEV underlying profit increased by 10% to £53m (2006: £48m) as set out below.

		Half year end	
		30 June	
	Change	2007	200
	%	£m	£
Contribution from new business	-8	33	3
Profit from existing business:			
- Expected return	+67	20	1
- Experience variances		1	
- Operating assumption changes		-	
Development costs		(2)	
Expected return on shareholders' net assets		1	
EEV underlying profit before tax	+10	53	4
New business margin	-22	2.8%	3.
Return on embedded value	-1	15.7%	15.
Internal rate of return (IRR) per annum	-13	23.1%	26.
Payback period (discounted)		4 years	4 ye
Operating expenses	+17	35	3

The contribution from new business has reduced by 8% to £33m (2006: £36m). The Lombard contribution is £17m (2006: £20m) and the FPI contribution is £16m (2006: £16m).

The overall margin has reduced from 3.6% to 2.8% with Lombard achieving 2.7% (2006: 3.6%) and FPI 3.1% (2006: 3.5%). Margins are lower due to business and territorial mix, higher expense levels and the impact of large case sizes which are generally at lower margins. Low new business strain results in a high IRR of 23.1% (2006: 26.5%) and a relatively short payback period of 4 years (2006: 4 years).

The expected return on the value of the in-force book increased to £20m (2006: £12m) reflecting the increase in the value of the in-force business. There were no significant experience variances or operating assumption changes.

Development costs amount to £2m (2006: £nil) and represent investments in the development of infrastructure, new products and e-commerce projects to support our growth plans. As previously announced, we anticipate development costs to be in the region of £10m in 2007.

Operating expenses have increased by 17% to £35m (2006: £30m). During the same period PVNBP has increased by 16%. Our international businesses do not experience the same degree of expense leverage as the UK business because they are still building critical mass to support the growing portfolio of products, markets and customers. Nevertheless initiatives are under way to include greater use of technology to support further growth in the business, improve service and reduce unit costs.

Asset Management

Asset Management underlying profit reduced by 37% to £32m (2006: £51m) as set out below.

	Change	Half year ended 30 June 2007	2006
	%	£m	£m
Net revenues	-6	119	126
Operating expenses	+12	(84)	(75)
Other expenses (net)		(3)	-
Underlying profit before tax	-37	32	51
Operating margin	-26	30%	41%
F&C underlying earnings per share	-43	4.2p	7.4p

Net revenues reduced by 6% to £119m (2006: £126m) reflecting the effect of net fund outflows in 2006. The average fee rate has risen from 22 basis points in 2006 to 23.5 basis points for the first half of 2007 reflecting both the higher fee profile of the new business initiatives and the lower fee nature of many of the asset outflows. Funds under management amount to £101bn (31 December 2006: £104bn).

Operating expenses represent the ongoing costs of running the business and these have increased by 12% to £84m (2006: £75m) reflecting some of the necessary investment in people, enhanced product and distribution capability and associated infrastructure required to achieve the three year growth plans.

Operating margin represents the ratio of operating profit to net revenues and decreased to 30% from 41%. The decline in operating margin is in line with our expectation at this stage of the three year growth plan.

As a result of the lower underlying profit, underlying earnings per share have decreased from 7.4p to 4.2p.

Corporate items

	Half year ended 30 June 2007	2006
	£m	£m
Expected return on net pension liability	4	3
Expected return on corporate net assets	(4)	(3)
Corporate costs	(7)	(6)
Corporate items	(7)	(6)

Expected return on corporate net assets includes the STICS interest payable.

Other profit items

	Half year ended 30 June	
	2007	2006
	£m	£m
Investment return variances	(48)	(327)
Effect of economic assumption changes	162	219
Non-recurring items	6	(12)
Impairment of Asset Management acquired intangible assets	-	(45)
Amortisation of Asset Management acquired intangible assets	(21)	(22)
Other profit items	99	(187)

The combined impact of investment return variances and economic assumption changes is £114m positive (2006: £108m negative). The main factors accounting for the change in 2007 were (i) a larger fall in the market value of our convertible debt than in 2006, (ii) above expected returns on higher unit-linked funds under management, (iii) reduced investment losses from shareholder burnthrough and (iv) an improvement in the ability to offset losses against investment gains for tax purposes.

The risk-free rates used for Sterling were 5.3% (2006: 4.7%) and 4.8% for the Euro (2006: 4.4%).

Non-recurring items consist of the release of part of the provision for historic business review and endowment review of £9m (2006: £1m). F&C integration costs in 2007 were £nil (2006: £7m) and F&C Reinvestment Plan costs were £3m (2006: £6m).

During the first half of 2006 the level of fund losses at F&C resulted in a £45m impairment charge in respect of the carrying value of intangible assets. During the first half of 2007, outflows were broadly in line with expectations and as a result there was no requirement to perform an impairment review nor recognise any impairment charge.

IFRS BASIS

We present IFRS results in accordance with the EU regulations requiring all European listed groups to prepare IFRS accounts. When considering IFRS results, management focuses on underlying profit as this measure better reflects the performance of the Group.

Group profitability on the IFRS basis

		Half year ended 30 June	
	Change	2007	2006
	%	£m	£m
IFRS underlying profit before tax:			
- UK Life & Pensions	+38	76	55
- International Life & Pensions	-55	9	20
- Asset Management	-37	32	51
- Corporate items		(6)	(6)
IFRS underlying profit before tax	-8	111	120
Other profit items	-88	(9)	(72)
IFRS profit before tax from continuing operations	+113	102	48
IFRS underlying earnings per share	+21	4.6p	3.8p
IFRS basic earnings/(loss) per share		2.2p	(0.6)p
Dividend per share	+2	2.70p	2.65p
Dividend cover on underlying basis		1.1 times	1.0 times

Group IFRS underlying profit before tax has fallen by 8% to £111m (2006: £120m)

with total Life & Pensions underlying profit up 13% to £85m (2006: £75m) and Asset Management underlying profit down 37% to £32m (2006: £51m). IFRS underlying profit includes a benefit of £11m from the annuity reinsurance treaty after writing off related deferred acquisition costs.

Group IFRS profit before tax from continuing operations has increased by 113% to £102m (2006: £48m). This profit measure takes into account the actual investment returns achieved during the year, offset by the impacts of non-recurring and other items. It is also shown gross of policyholder tax and minority interests. In net terms these were £9m negative in 2007 and £72m negative in 2006, as discussed below.

Underlying IFRS earnings per share have increased to 4.6p from 3.8p mainly reflecting a lower tax charge that has arisen from calculating deferred tax at 28% (previously 30%) and greater utilisation of both expenses and tax losses. The basic earnings per share have increased to 2.2p from a loss of 0.6p, reflecting a lower tax charge and lower exceptional costs in 2007.

UK Life & Pensions

UK Life & Pensions underlying profit (which consists of new business strain, in-force profit and expected return on shareholders' net assets) has increased by 38% to £76m (2006: £55m).

New business strain, which on an IFRS basis is stated after the deferral of certain acquisition costs, has reduced to £44m (2006: £75m). Although PVNBP has increased by 12%, the new business strain has been favourably impacted by a number of events. These include the changes arising from the partial implementation of PS06/14 at the end of 2006 and changes to morbidity assumptions implemented at the same time.

The in-force profit has reduced to £83m (2006: £105m). This reduction is mainly caused by the same factors that have reduced the new business strain (for example, implementation of the PS06/14 reserving rules for some products in the second half of 2006 reduces new business strain but reduces in-force profits arising later in the life of the contract), and also as a result of the reinsurance of the annuity portfolio of FPP. It is anticipated that future in-force profits will grow, reflecting the increasing size of the in-force book.

As previously mentioned, we are implementing the new PS06/14 rules on a phased basis over 2 years and these had a positive impact in the second half of 2006 of approximately £33m. It is anticipated that there will be a similar item in the second half of 2007.

The other underlying profit component is the expected return on shareholders' net assets. The expected return in 2007 was £37m (2006: £25m). The longer-term investment return rates were: equities 8.0% (2006: 7.25%), property 7.0% (2006: 6.25%), gilts 5.0% (2006: 4.25%) and other fixed interest 5.5% (2006: 4.75%).

International Life & Pensions

International Life & Pensions underlying profit amounts to £9m (2006: £20m) made up of FPI of £3m (2006: £18m), Lombard £5m (2006: £1m) and other £1m (2006: £1m).

New business strain in International Life & Pensions has almost doubled to £21m (2006: £11m) mainly as a result of higher sales and larger case sizes. The in-force profit amounted to £29m (2006: £30m). Although the in-force profits benefited from the growth in the size of the in-force book, there were some small basis changes that increased the surplus in 2006. The expected return on shareholders' net assets was £1m (2006: £1m).

Asset Management

Asset Management underlying profit has reduced by 37% to £32m (2006: £51m). For the Asset Management business, underlying profits under IFRS are the same as under EEV and are discussed in the EEV section above.

Corporate items

Corporate items included in underlying profits total £6m negative (2006: £6m negative). These items comprise the expected return on the net pension liability of £4m positive (2006: £3m positive), expected return on corporate net assets of £3m negative (2006: £3m negative), less corporate costs of £7m (2006: £6m).

Other profit items

	Half year ended 30 June	
	2007	2006
	£m	£m
Policyholder tax	19	5
Returns on Group controlled funds attributable to third parties	30	52
Non-recurring items	6	(12)
Amortisation of Asset Management acquired intangible assets	(21)	(22)
Amortisation of acquired present value of in-force business	(13)	(12)
Amortisation of Life & Pensions acquired intangible assets	(4)	(4)
Impairment of Asset Management acquired intangible assets	-	(45)
Interest payable on STICS	26	26
Short-term fluctuations in investment return	(52)	(60)
Other profit items	(9)	(72)

The other profit items excluded from underlying profit but included in profit before tax are shown above. The non-recurring items, amortisation and impairment of Asset Management intangible assets are the same as under EEV and discussed in the EEV section. The other main items are set out below:

- Policyholder tax and returns on Group controlled funds attributable to third parties (the latter mainly representing the minority interest held in F&C Commercial Property Trust, which is 53% owned by the Group's long-term funds) are excluded from underlying profit, as neither is attributable to shareholders.
- Within the calculation of underlying IFRS profit (as in EEV) we account for the STICS as debt to reflect the economic reality. However IFRS rules require that STICS is accounted for as equity in calculating IFRS profit before tax and consequently STICS interest is added back and treated as an appropriation of profit.
- The short-term fluctuations in investment return of £52m negative (2006: £60m negative) reflect differences between the actual and expected investment returns. The main reason for the negative variances has been the increases in fixed interest yields.

CASH GENERATION AND LONG-TERM BORROWINGS

Shareholder cash generation is set out below:

	Half year ended 30 June	
	2007	2006
	£m	£m
UK Life & Pensions:		
- New business strain	(126)	(175)
- In-force surplus	127	159
- Taxation	12	(1)
International Life & Pensions:		
- New business strain	(45)	(39)
- In-force surplus	52	48
- Taxation	-	(1)

Life & Pensions net cash operating surplus	20	(9)
One-off items	56	-
Other operating deficit	(4)	-
Investment return	85	34
F&C dividend received	18	18
Cash generated by the businesses before financing items	175	43
Dividends paid	(110)	(108)
Securitisation	(38)	(37)
Financial reinsurance	-	(12)
Investment in subsidiaries (net of assets acquired)	(48)	(59)
Other finance items (mainly issue of shares)	4	12
Total movement	(17)	(161)

The decrease in cash resources of £17m for the half year ended 30 June 2007 reconciles as follows:

	30 June 2007 £m	31 Dec 2006 £m	Movement £m
Shareholders' invested net assets	1,233	1,164	69
Less: intangible assets acquired	(48)	-	(48)
Securitisation	55	93	(38)
Shareholder cash resources	1,240	1,257	(17)

Total cash generated before application to financing items amounted to £175m - up from £43m in 2006. The main changes were: lower UK Life & Pensions new business strain; the positive impact of one-off items; and higher investment returns.

The cash generated before financing items was deployed to pay the 2006 final dividend of £110m, provide for repayment of securitisation of £38m, and acquisition of subsidiaries of £48m. Overall, there was a net outflow of funds of £17m, much improved over the £161m outflow in 2006.

The UK Life & Pensions new business strain has reduced to £126m from £175m. This reduction is mainly due to the mix of sales (in particular the DWP rebates) and basis changes to protection business made at the end of 2006.

The UK in-force surplus has reduced to £127m from £159m. The 2007 surplus includes a number of net positive items, including reserve releases, which we do not expect to repeat in the second half of 2007. In the second half of 2006, we implemented the reserving rule changes in PS06/14 for some products, which generated cash of £151m in respect of in-force business. Implementation of the changes in PS06/14 for the remainder of the impacted products in the second half of 2007 is expected to release a similar amount of surplus.

The net underlying cash strain in the UK, taking into account the future impact of PS06/14 and excluding the one-off items, is anticipated to be in the order of £80m. Our view is that the in-force surplus is likely to grow by £20m - £30m per annum and the net cash strain, in the absence of unforeseen events, is anticipated to be eliminated in 3 - 4 years.

The International Life & Pensions businesses generated a cash surplus of £7m (2006: £8m). In the medium term, we would expect a modest cash strain as the businesses pursue their growth plans.

The one-off positive item arises from reinsurance of FPP's annuities to Swiss Re. The higher investment return arises from higher equity returns and a further reduction in the mark to market value of the corporate debt, partially offset by lower returns on fixed interest securities.

In order to fund our future growth plans until the net cash strain is eliminated, our stand alone plan was to raise lower tier 2 debt of up to £500m. In the light of the proposed merger with Resolution, this funding plan has been postponed.

The Group's long-term borrowings, including STICS (which are treated as equity in IFRS) are set out below:

Long-term borrowings	Coupon %	30 June 2007 £m	31 Dec 2006 £m
Subordinated liabilities:			
£260m F&C subordinated debt 2026	Various	258	258
£10m Lombard undated subordinated loans	Various	10	10
Debenture loans:			
£280m Box Hill Life Finance plc securitisation notes - class A-1 due 2016	3m LIBOR + 0.20	54	198
£100m Box Hill Life Finance plc securitisation notes - class A-2 due 2019	3m LIBOR + 0.23	100	100
£230m F&C Commercial Property Trust (a policyholder investment) secured bonds due 2017	5.23	229	229
€35m Lombard financial reinsurance treaty	EURIBOR + 2.0	24	24
£18m Friends Provident plc loan notes due 2011	LIBOR - 0.75	18	18
£26m Friends Provident plc loan notes due 2012	LIBOR - 0.75	26	-
Convertible bonds:			
£290m Friends Provident plc convertible bonds due 2007	5.25	287	283
Total long-term borrowings		1,006	1,120
Subordinated borrowings (designated as equity under IFRS):			
£300m Friends Provident plc STICS callable 2019	6.875	297	297
£500m Friends Provident plc STICS callable 2015	6.292	495	495
Total long-term borrowings including STICS		1,798	1,912

Borrowings are valued on an IFRS basis, net of capitalised issue costs.

Interest on the £260m F&C subordinated debt is 6.75% until 19 December 2016 thereafter at 3m LIBOR + 2.69%.

Of the £280m class A-1 securitisation notes, £144m was repaid in April 2007 as a result of surplus emergence in 2006.

The £290m convertible bonds have a final maturity date of 11 December 2007. The bonds are due to be converted into ordinary shares at a conversion price of £1.71.

Shareholders' equity

Dividend

The interim dividend declared for 2007 is 2.7 pence per share (2006: 2.65p), up 2% and in line with our stated policy of dividend growth up to the rate of inflation. This will be payable in November at a cost of £58m (2006: £56m).

The annualised dividend cover calculation shows that the dividend is covered 1.1

times (2006: 1.0 times) by IFRS underlying profit after tax and minority interests. At 30 June 2007, distributable reserves of Friends Provident plc and Friends Provident Life and Pensions Limited combined amounted to £820m.

Market value

At 30 June 2007, the Company's share price was £1.79 (31 December 2006: £2.17) and its market capitalisation amounted to £3,853m (31 December 2006: £4,603m). The share price of F&C, our listed Asset Management subsidiary, was £1.84 (31 December 2006: £2.11) and its market capitalisation amounted to £888m (31 December 2006: £1,018m). Our 52% holding in F&C amounted to £467m (31 December 2006: £534m).

Embedded value

The embedded value, on a pro forma basis, has increased by 4% to £3,808m (31 December 2006: £3,660m) and comprises:

	30 June 2007 £m	31 Dec 2006 £m
Shareholders' invested net assets	1,233	1,164
Value of in-force Life & Pensions business	2,150	2,031
Market value of Asset Management business	467	534
Provision for future corporate costs	(47)	(47)
Net pension asset/(liability)	5	(22)
Pro forma embedded value	3,808	3,660
Pro forma embedded value per share	£1.77	£1.73

At 30 June 2007, the Shareholders' net assets were invested broadly in a mix of 45% equities and 55% fixed interest securities and cash.

Financial strength

The Group remains financially strong and our financial standing has been maintained during the first half of 2007 despite the payment of our 2006 final dividend and the acquisitions of Sesame and Pantheon Financial. We continue to manage our business on the basis of our economic capital whilst ensuring that we comply with all other capital requirements. These include the realistic solvency requirement for our FPLP with-profits business, our regulatory solvency requirements for the remainder of our businesses and our Group solvency requirements as detailed below.

Life & Pensions capital position

The total available capital resources, calculated in accordance with FRS 27 on a realistic basis for the FPLP With-Profits Fund and on a regulatory basis for all other funds, is £2.5bn (31 December 2006: £2.5bn). The regulatory capital requirement is £0.6bn (31 December 2006: £0.7bn). Therefore, the excess capital resources over the capital requirement is £1.9bn (31 December 2006: £1.8bn). The bulk of the Group's capital is held outside the with-profits funds and, consequently, can be deployed around the Group as required with a relatively high degree of flexibility.

Group solvency

The Group is required to comply with the Insurance Groups Directive, which requires a very prudent measure of excess capital resources as it excludes any surplus capital within the long-term funds. This is formally measured on an annual basis, and we estimate that at 30 June 2007, Group capital resources exceeded Group capital requirements by approximately £1.0bn (31 December 2006: £1.0bn).

Financial strength ratings

External agencies, such as Standard and Poor's, Moody's and Fitch regularly perform independent assessments of the financial strength of life companies and publish their ratings. There were no changes to the ratings up to 30 June 2007 with Standard and Poor's rating for FP plc being A- with a stable outlook. Since the announcement of the proposed merger with Resolution plc, Standard and Poor's and Moody's have both placed their ratings 'on creditwatch with negative implications' to reflect the current uncertainty regarding the proposed merger. Fitch have affirmed their ratings.

FPLP Realistic solvency

The assets and liabilities of the FPLP With-Profits Fund are valued on a realistic basis. Policyholder liabilities (including options and guarantees) are valued using a market consistent stochastic model.

At 30 June 2007, surplus assets amounted to £189m (31 December 2006: £220m) and the Risk Capital Margin (RCM) was £189m (31 December 2006: £220m). Our objective is to manage the Fund so that, over time, the RCM should be covered by assets within the Fund. Accordingly any excess assets have been reserved for policyholders so that surplus assets are equal to the RCM.

The FPLP With-Profits Fund Realistic Balance Sheet is resilient in the event of falls or rises in investment markets. This is due in large measure to the actions we have taken to hedge the provisions made to cover the cost of guarantees and options.

FPLP Regulatory solvency

In addition to a realistic basis, the solvency for FPLP's With-Profits Fund is assessed on a regulatory basis. The two calculations are then compared and the more onerous requirement is applied. At 30 June 2007 and 31 December 2006 the more onerous requirement for FPLP has been the realistic basis.

A summary of the 'twin peaks' test is set out below and has resulted in a with-profits insurance capital component of £1,196m (31 December 2006: £961m) and a regulatory surplus of £494m (31 December 2006: £514m). This regulatory surplus represents the value of future transfers to shareholders from the With-Profits Fund of FPLP.

	Realistic			Regulatory	
	30 June 2007 £m	31 Dec 2006 £m		30 June 2007 £m	31 Dec 2006 £m
Available capital	189	220	Surplus	2,130	1,933
Risk capital margin	(189)	(220)	Long-term insurance capital requirements	(440)	(458)
Realistic peak	-	-	Regulatory peak	1,690	1,475
			With-profits insurance capital component	(1,196)	(961)
Surplus	-	-	Surplus	494	514

The Free Asset Ratio (FAR) is a common measure of financial strength. It is the ratio of assets less liabilities (including actuarial reserves but before the capital requirements) expressed as a percentage of actuarial reserves. For FPLP it has increased to an estimated 24.7% at 30 June 2007 (31 December 2006: 22.2%).

The quality of our regulatory capital is very high and does not include any implicit items.

Risk management

Our actions to reduce financial risk in the business have continued to produce tangible benefits, for example with our management of the staff pension scheme, the with-profits fund and the reinsurance of a portfolio of annuities. These are set out below.

The Group seeks to take appropriate and managed risks in order to make superior returns for its shareholders and customers. The Board's vision for risk management is an environment where business managers can take risks with confidence, and where consideration of risk is embedded into business planning, decision-making and everyday management. Full details of the Group's risk management framework are contained in our 2006 Report & Accounts.

Risk appetite is an expression of the level of acceptable risk. The Board has set risk appetite for the Group as a whole, and has approved more detailed risk appetite statements for the individual businesses. To manage our risks in line with the Group's risk appetite, we have taken a number of specific actions during 2007, including:

Staff pension scheme. The principal defined benefit scheme, Friends Provident Pension Scheme, has a small surplus of £7m at 30 June 2007 (31 December 2006 deficit of £31m). There are ongoing risk management activities in the pension scheme including (i) closure of the scheme to new entrants in July 2007 with a defined contribution plan for new employees introduced (ii) the equity backing ratio of the scheme has reduced to 40% in July (65% at 31 December 2006) and (iii) increased employee and employer contributions for those staff in the pension scheme. The deficit in respect of the F&C defined benefit pension schemes has reduced to £25m (31 December 2006: £46m deficit).

With-profits fund. The overall aim remains to balance risk to shareholders with maximising returns to policyholders whilst ensuring guarantees are met as they fall due. There are ongoing risk management activities in the FPLP with-profits fund including (i) managing the proportion of equities and property backing the asset shares which was 57% at 30 June 2007 (54% at 31 December 2006) (ii) hedging strategies to mitigate market and interest rate risk and (iii) active management of bonuses.

Annuities. In April 2007, FPP entered into a reinsurance treaty with Swiss Re to reinsure the mortality and investment (but not expense) risks of FPP's in-force pension annuity book with effect from 1 January 2007. The value of the statutory liabilities reinsured was £1.7bn. FPP has retained the management of the policyholder relationship and policyholders will not see any change as a result of this arrangement. Annuity business sold post 1 January 2007 is not covered by this arrangement.

BUSINESS COMBINATIONS

During the first half of 2007, the Group acquired two intermediaries - the Sesame Group Limited (Sesame) and Pantheon Financial Limited (Pantheon Financial), and settled the final earn-out in respect of Lombard.

Sesame, which was acquired on 1 June 2007, is one of the largest providers of support services to financial advisers in the UK including regulatory compliance, training, research and technology. The consideration was £75m in cash with a further balancing payment/receipt dependent on the completion balance sheet.

Pantheon Financial, which was acquired on 14 May 2007, is an independent financial adviser specialising in the high net worth and ultra high net worth markets. The initial consideration was for £16.8m in cash with potential further payments (estimated at £15m) over the next three years depending on performance.

The acquisition of these high quality businesses builds on our successful strategy to strengthen and develop our relationships with the distribution

community.

The final earn-out payment in connection with the acquisition of Lombard was settled in April 2007 and amounted to €126m. Of this sum €87m was settled in shares and €39m in loan notes. The final earn-out payment was €15m higher than estimated at the 2006 year-end and has been added to goodwill. The total consideration in respect of Lombard amounted to €566m (£394m) as follows:

Date	€m	£m
January 2005 initial consideration	265	187
April 2005 first earn-out payment	90	62
April 2006 second earn-out payment	85	59
April 2007 final earn-out payment	126	86
Total	566	394

Contents

Summary consolidated income statement on an EEV basis
For the half year ended 30 June 2007

	Notes	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 Dec 2006 £m
Life & Pensions				
Contribution from new business	2(b), 3(a)	95	89	204
Profit from existing business:				
Expected return		108	106	207
Experience variances		20	(8)	7
Operating assumption changes		-	-	(9)
Development costs		(19)	(12)	(26)
Other net income		1	-	-
Expected return on shareholders' net assets within the Life & Pensions business		34	27	51
Life & Pensions underlying profit	2(a)	239	202	434
Asset Management underlying profit		32	51	89
Expected return on net pension liability		4	3	9
Expected return on corporate net assets		(4)	(3)	(10)
Corporate costs		(7)	(6)	(13)

Underlying profit before tax		264	247	509
Investment return variances		(48)	(327)	(174)
Effect of economic assumption changes		162	219	181
Non-recurring items		6	(12)	(17)
Amortisation of Asset Management acquired intangible assets		(21)	(22)	(43)
Impairment of Asset Management acquired intangible assets		-	(45)	(58)
Profit before tax		363	60	398
Tax		(59)	10	(101)
Profit for the period		304	70	297
Attributable to:				
Ordinary shareholders of the parent		290	80	308
Minority interest		14	(10)	(11)
Profit for the period		304	70	297

Earnings per share		Half year ended 30 June 2007 pence	Half year ended 30 June 2006 pence	Year ended 31 Dec 2006 pence
Basic earnings per share	4	13.6	3.8	14.6
Diluted basic earnings per share	4	13.6	3.8	14.2
Underlying earnings per share	4	8.9	8.0	16.4

EEV underlying profit is a measure of profit which excludes profit generated within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the performance of the Group and focus on this measure of profit in its internal monitoring of the Group's EEV results. EEV underlying profit is based on expected investment return and excludes: (i) amortisation and impairment of Asset Management acquired intangible assets (ii) effect of economic assumption changes (iii) non-recurring items; and is stated after deducting interest payable on STICS.

Consolidated statement of recognised income and expense on an EEV basis

For the half year ended 30 June 2007

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 Dec 2006 £m
Actuarial gains/(losses) on defined benefit plans net of tax	35	5	(8)
Foreign exchange adjustments	-	(1)	(2)
Net income/(expense) recognised directly in equity	35	4	(10)

Profit for the period	304	70	297
Total recognised income and expense for the period	339	74	287
Attributable to:			
Ordinary shareholders of the parent	321	80	300
Minority interest	18	(6)	(13)
Total recognised income and expense for the period	339	74	287

Consolidated movement in ordinary shareholders' equity on an EEV basis

For the half year ended 30 June 2007

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 Dec 2006 £m
Total recognised income and expense for the period attributable to ordinary shareholders of the parent	321	80	300
Dividends on equity shares	(110)	(108)	(164)
Share based payments (impact on EEV reserves)	6	5	12
Earn-out payments	2	(59)	(87)
Increase in EEV reserves for the period	219	(82)	61
Share based payments (impact on share capital and share premium)	1	12	13
Net addition to ordinary shareholders' equity	220	(70)	74
At beginning of period	3,520	3,446	3,446
At end of period	3,740	3,376	3,520

Consolidated balance sheet on an EEV basis
At 30 June 2007

	Notes	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 Dec 2006 £m
Assets				
Value of in-force Life & Pensions business	9	2,150	2,083	2,031
Intangible assets	5	683	676	665
Property and equipment		83	72	80
Investment properties		2,554	2,172	2,426
Investment in associates and joint venture		15	14	15
Financial assets		45,711	41,816	45,150
Deferred acquisition costs	6	11	11	11
Reinsurance assets		1,751	141	98
Current tax assets		3	3	30
Insurance and other receivables		1,084	886	647

Cash and cash equivalents		3,654	2,946	3,581
Total assets		57,699	50,820	54,734
Liabilities				
Insurance contracts		13,135	13,968	13,762
Fund for future appropriations		415	436	439
Financial liabilities				
- Investment contracts		34,363	28,739	32,451
- Interest bearing loans and borrowings		1,790	1,975	2,045
Net asset value attributable to unit holders		1,013	682	941
Provisions		197	236	187
Deferred tax liabilities		197	51	166
Current tax liabilities		56	118	116
Insurance payables, other payables and deferred income		2,229	720	559
Total liabilities		53,395	46,925	50,666
Equity attributable to:				
Ordinary shareholders of the parent		3,740	3,376	3,520
Minority interest		564	519	548
Total equity		4,304	3,895	4,068
Total equity & liabilities		57,699	50,820	54,734

Notes to the EEV results

1. Methodology

1.1 Basis of preparation

The EEV results presented in this document have been prepared in accordance with the European Insurers' Chief Financial Officers Forum's EEV Principles issued in May 2004 and the Additional Guidance issued in 2005. They provide supplementary information for the period ended 30 June 2007.

The EEV basis of reporting is designed to recognise profit as it is earned over the term of the policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the IFRS basis of reporting, but the timing of recognition is different.

The reported embedded value provides an estimate of the value of shareholders' interest in the covered business, excluding any value that may be generated from future new business. This value comprises the sum of the shareholders' net worth, the provision for future corporate costs and the value of existing business. The shareholders' net worth is the net assets attributable to shareholders, and is represented by the sum of required capital and free surplus. The value of existing business is the present value of the projected stream of future distributable profits available to shareholders from the existing business at the valuation date, on a best estimate basis allowing for risk, adjusted for the cost of holding required capital.

The supplementary information should be read in conjunction with the Group's IFRS results. These contain information regarding the Group's financial statements prepared in accordance with IFRS issued by the International Accounting Standards Board and adopted for use in the EU.

The Group's Report & Accounts for the year ended 31 December 2006 contain further information on the methodologies applied in preparing the EEV result. There have been no significant changes to the methodologies used to prepare these interim results from those used to prepare the Group's Report & Accounts for the year ended 31 December 2006.

The results for covered business as reported under EEV principles are combined with the results for the remainder of the business reported in accordance with IFRS, except where EEV principles dictate otherwise. In particular the EEV principles have been applied to reflect Step-up Tier one Insurance Capital Securities (STICS) as debt rather than equity.

In addition, a pro forma embedded value is reported showing ordinary shareholders' funds on an EEV basis adjusted to include the F&C listed subsidiary at market value.

Shareholders' net assets on an EEV basis for the Group consist of the following:

- Life & Pensions net assets;
- the Group's share of its investment in the Asset Management business (including the net pension liability) on an IFRS basis;
- corporate net assets;
- the net pension asset of Friends Provident Pension Scheme (FPPS);
- the provision for future corporate costs; and
- the present value of future profits attributable to shareholders from existing policies of the Life & Pensions business.

The shareholders' net worth includes the corporate debt of the Group. This debt is valued at market value, consistent with the EEV guidance.

EEV and other balance sheet items denominated in foreign currencies have been translated to sterling using the appropriate closing exchange rate. The new business contribution and other income statement items have been translated using an average exchange rate for the relevant period.

The EEV results were approved by the Board of Directors on 7 August 2007.

1.2 Covered business

The covered business incorporates the Life & Pensions business defined as long-term business by UK and overseas regulators.

The Asset Management and IFA distribution businesses are not included within the definition of covered business.

1.3 Allowance for risk

The allowance for risk in the shareholder cash flows is a key feature of the EEV Principles. The EEV guidance sets out three main areas where allowance should be made for risk in an embedded value:

- the risk discount rate;
- the allowance for the cost of financial options and guarantees; and
- the cost of holding both prudential reserves and any additional required capital.

The market-consistent approach has been used to allow for risk in all three areas.

1.4 Deriving risk discount rates

A market-consistent embedded value has been calculated for each product line by valuing the cash flows in line with the prices of similar cash flows traded on the open market.

In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. For example, an equity cash flow is valued using an equity risk discount rate, and a bond cash flow is valued using a bond risk discount rate. If a higher return is assumed for equities, the equity cash flow is discounted at this higher rate.

In practice, for liabilities where the payouts are either independent or move linearly with market movements, a method known as the 'certainty equivalent approach' has been applied whereby all assumed assets earn the risk-free rate and all cash flows are discounted using the risk-free rate. This gives the same result as applying the method in the previous paragraph.

A market-consistent cost of financial options and guarantees and a market-consistent cost of holding required capital have also been calculated. The cost of financial options and guarantees includes additional allowance for non-market risk within the With-Profits Fund. An additional provision has been made for operational risks. These are described in more detail within the Group's Report & accounts for the year ended 31 December 2006.

For presentational purposes, a set of risk discount rates has been derived for each product line, and for in-force and new business, by calculating the risk discount rate under a traditional embedded value approach that gives the same value as that from the market-consistent embedded value determined above. These derived risk discount rates are a function of the assumptions used (eg equity risk premium and corporate bond spreads). However, as the market-consistent approach is used, these assumptions do not impact the level of embedded value: a higher equity risk premium results in an exactly compensating higher risk discount rate.

1.5 Financial options and guarantees

The burnthrough cost at 30 June 2007 of £28m (31 December 2006: £50m), is split between £15m (31 December 2006: £30m) market risk and £13m (31 December 2006: £20m) non-market risk. The non-market risks include lapses, annuitant longevity, and operational risk within the With-Profits Fund. The allowance for non-market risks is made by consideration of the impact of extreme scenarios from our economic capital model.

Significant amounts of new with-profits business are no longer written and the guarantee levels offered are lower, hence there is no material impact of the burnthrough cost in the contribution to profits of new business.

1.6 Required capital and the cost of capital

Required capital is set at the greater of regulatory capital and economic capital. Regulatory capital includes prudent reserves as well as solvency margin. Economic capital is determined from internal models, based on the company's risk appetite.

EEV required capital is set at the higher of regulatory and economic capital. The regulatory requirements have increased as a result of the new business written in 2007 but have reduced as a result of the reinsurance of FPP's annuities. At the same time the EEV economic capital requirements have increased as a result of more prudent assumptions. The net result of these changes are that, in aggregate, the economic capital requirements are higher than regulatory

requirements by approximately £150m (31 December 2006: £200m).

Capital requirements under EEV amounted to £592m (31 December 2006: £652m).

1.7 Non-market risk

A provision of £91m (31 December 2006: £85m) has been set up for operational risks in the shareholders' funds. This provision has been calculated by comparing the mean impact of variations in operational risk, as modelled in the economic capital calculations, with the existing allowance for operational risk in specific accounting provisions and embedded value projection assumptions.

This provision of £91m is equivalent to a 0.4% (31 December 2006: 0.4%) increase in the risk discount rate for UK Life & Pensions business and 0.8% (31 December 2006: 0.8%) for International Life & Pensions business, recognising the higher operational risks in international business. This impacts both embedded value and the contribution from new business.

1.8 Expenses

The EEV guidance requires companies to actively review expense assumptions, and include an allowance for holding company (corporate) costs and service company costs.

(a) Corporate costs

Corporate costs relate to those costs incurred at the corporate level that are not directly attributable to the Life & Pensions or the Asset Management businesses.

Under EEV methodology, corporate costs are classified as either ongoing costs or development and one-off costs. For 30 June 2007, £4m (30 June 2006: £4m) of corporate costs were regular ongoing corporate costs and £3m (30 June 2006: £2m) were development or one-off costs. Ongoing costs of £6m per annum have been capitalised in accordance with EEV Principles. The impact is a provision of £47m (31 December 2006: £47m).

(b) Service costs

Service company costs are included in the EEV expense assumption calculations. Included within these are the fees charged by F&C for investment management services to the covered Life & Pensions business.

F&C service fee profits in respect of covered Life & Pensions business are not capitalised under the EEV methodology, as F&C is a separate business segment within the Group and the arrangement between F&C and the Life & Pensions business is on an arm's length basis. Instead, these profits, approximately £4m (30 June 2006: £7m) are brought into the consolidated income statement on an IFRS basis, and F&C is brought into the pro forma embedded value at market value.

Productivity gains have been assumed within the EEV in respect of International business in anticipation of future business growth. The Lombard EEV has been reduced by £14m (31 December 2006: £13m) for a projected expense overrun for the period to 2012.

1.9 New business

New business within the covered business includes:

- premiums from the sale of new contracts;

- payments on recurring single premium contracts, including Department for Work and Pensions rebate premiums, except existing stakeholder-style pensions

business where, if a regular pattern in the receipt of premiums for individuals has been established, the regular payment is treated as a renewal of an existing contract and not new business;

- non-contractual increments on existing policies; and

- new entrants in the group pensions business.

2. Segmental analysis

(a) Life & Pensions EEV Profit
Half year ended 30 June 2007

		Half year ended 30 June 2007			Half year ended 30 June 2006		
	Notes	UK £m	Intn'l £m	Total £m	UK £m	Intn'l £m	Total £m
Contribution from new business (i)	2(b),3(a)	62	33	95	53	36	89
Profit from existing business:							
Expected return		88	20	108	94	12	106
Experience variances (i)(ii)		19	1	20	(8)	-	(8)
Operating assumption changes		-	-	-	-	-	-
Development costs		(17)	(2)	(19)	(12)	-	(12)
Other net income		1	-	1	-	-	-
Expected return on shareholders' net assets within the Life & Pensions business		33	1	34	27	-	27
Life & Pensions EEV underlying profit before tax		186	53	239	154	48	202
Non-recurring items (iii)		9	-	9	1	-	1
Investment return variances	3(e)	(174)	6	(168)	(374)	(17)	(391)
Effect of economic assumption changes		157	5	162	214	5	219
Life & Pensions EEV profit before tax		178	64	242	(5)	36	31
Attributed tax charge	3(f)	(52)	(10)	(62)	1	(8)	(7)
Life & Pensions EEV profit for the period		126	54	180	(4)	28	24

(i) The aggregate adverse impact of persistency within the UK contribution to new business and UK and International experience variances was £7m.

(ii) UK experience variances include the positive variance of £12m from the reinsurance of post-demutualisation annuity business in FPP to Swiss Re. The

balance of other variances amount to £7m which includes part of the adverse impact of persistency.

(iii) Explanations of the non-recurring items are set out in note 3 to the IFRS section.

(b) New business margin
Half year ended 30 June 2007

	Half year ended 30 June 2007			Half year ended 30 June 2006			Y en 31 2
	UK	Intn'l	Total	UK	Intn'l	Total	To
Contribution from new business	£62m	£33m	£95m	£53m	£36m	£89m	£
Present Value of New Business Premiums (PVNBP)	£2,257m	£1,171m	£3,428m	£2,020m	£1,012m	£3,032m	£7,
Margin - PVNBP	2.7%	2.8%	2.8%	2.6%	3.6%	2.9%	

PVNBP equals new single premiums plus the expected present value of new regular premium business.

(c) Pro forma embedded value
At 30 June 2007

	30 June 2007 £m	30 June 2006 £m	31 Dec 2006 £m
Ordinary shareholders' equity on an EEV basis	3,740	3,376	3,520
Adjustment to the value of the listed Asset Management business to market value	68	75	140
Pro forma embedded value	3,808	3,451	3,660
Pro forma embedded value per share	£1.77	£1.63	£1.73

(d) Summary consolidated balance sheet on an EEV basis
At 30 June 2007

	30 June 2007				
	Segmental analysis £m	Intra -Group debt(iv) £m	Total £m	30 June 2006 Total £m	31 Dec 2006 Total £m
Life & Pensions - long-term funds	893	-	893	481	778
Life & Pensions - shareholders' funds	400	795	1,195	1,119	1,214
Life & Pensions net assets	1,293	795	2,088	1,600	1,992
Corporate net assets	(60)	(795)	(855)	(853)	(828

Shareholders' invested net assets (i)	1,233	-	1,233	747	1,164
Attributable net asset value of the Asset Management business net of minority interest (ii), (iii)	399	-	399	609	394
Net pension asset/(liability) of Friends Provident Pension Scheme	5	-	5	(16)	(22
Shareholders' net worth	1,637	-	1,637	1,340	1,536
Provision for future corporate costs			(47)	(47)	(47
Value of in-force Life & Pensions business			2,150	2,083	2,031
Ordinary shareholders' net assets on an EEV basis			3,740	3,376	3,520
Called-up share capital			217	214	214
Share premium account			2,109	2,050	2,051
EEV reserves			1,414	1,112	1,255
Ordinary shareholders' equity on an EEV basis			3,740	3,376	3,520

(i) Within Shareholders' invested net assets is a £48m of acquired intangible assets in relation to the purchase of the two IFA Group's, Sesame and Pantheon Financial.

(ii) The attributable net asset value of the Asset Management business includes goodwill of £333m at 30 June 2007 (31 December 2006: £333m) investment management contracts net of related tax, £99m (31 December 2006: £104m) and software £1m (31 December 2006:£1m).

(iii) The attributable net asset value of the Asset Management business includes the value of the net pension liability of that business on an IAS 19 Employee benefits basis, and is net of related tax. The net pension asset of Friends Provident Pension Scheme (FPPS) is stated on an IAS 19 basis.

(iv) Intra-group long-term debt is analysed as follows:

	Debt			Interest payable		
				Half year ended 30 June		Year ended 31 Dec
	30 June 2007 £m	30 June 2006 £m	31 Dec 2006 £m	2007 £m	2006 £m	2006 £m
Due from F&C to FPLP	-	205	-	-	6	12
Due from FPLP to Friends Provident plc	795	795	795	23	23	46

(e) Life & Pensions net assets segmental information by business segment

	Half year ended	Half year ended	Year ended 31 Dec

	30 June 2007 UK £m	Intn'l £m	Total £m	30 June 2006 UK £m	Intn'l £m	Total £m	2006 Total £m
Life & Pensions net assets	1,252	41	1,293	987	23	1,010	1,197
Value of in-force Life & Pensions business	1,566	584	2,150	1,579	504	2,083	2,031
	2,818	625	3,443	2,566	527	3,093	3,228

3. Life & Pensions EEV profit

(a) Contribution from new business

The contribution from new business is calculated using economic assumptions at the beginning of the period. The contribution from new business using end-of-period economic assumptions was £91m (30 June 2006: £87m).

The contribution from new business is quoted after cost of required capital and share based payments. The table below gives the contribution before cost of capital and share based payments.

	Half year ended 30 June 2007 £m	2006 £m	Year ended 31 Dec 2006 £m
Contribution from new business before cost of capital and share based payments	100	94	212
Cost of share based payments	(2)	(1)	(2)
Cost of capital	(3)	(4)	(6)
Contribution from new business	95	89	204

(b) Profit from existing business - Life & Pensions

Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

The expected return on the value of in-force business is the difference between the expected return on the assets backing the liabilities and the expected change in the market-consistent value of the liabilities. Effectively, this approach is similar to applying an unwind in the risk discount rate to the value of the in-force business at the beginning of the year. However, the risk discount rate to be used is a rate appropriate over the period of return only, which is not necessarily equal to the overall in-force risk discount rate averaged across all future durations above.

(c) Development costs - Life & Pensions

Development costs represent investments made to improve future EEV profits, for example by reducing expenses or increasing future new business volumes. In particular, the Life & Pensions costs represent investment in developing

advanced electronic trading systems, e-commerce related activities, and new business service automation and improvement.

(d) Expected return on shareholders' net assets

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

The expected return on corporate net assets is the expected investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the expected return on the net pension liability and the result of the F&C business, which are shown separately in the summary consolidated income statement.

(e) Investment return variance

The split of the investment return variance in the Life & Pensions EEV profit is shown in the table below:

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 Dec 2006 £m
In respect of net assets at the start of year	(38)	(50)	(16)
In respect of covered business	(88)	(228)	(122)
Investment return variances after tax	(126)	(278)	(138)
Investment return variances before tax	(168)	(391)	(186)

The investment return variance of £(38)m after tax relates to shareholder net assets. The investment return variance in respect of covered business comprises £(102)m after tax, relating to assets backing actuarial liabilities, and £14m after tax, relating to the value of the in-force business. Together these variances amount to £(126)m after tax and £(168)m before tax.

(f) Attributed tax charge

EEV profits are calculated net of tax and then grossed up at the effective rate of shareholder tax. Except for the expected return on shareholders' net assets the full standard rate of UK corporation tax has been used to gross up after tax profits on UK business and appropriate tax rates have been used for the International business. EEV deferred tax (UK and International) has been calculated at the same rates as 2006. EEV tax will be reviewed at the year-end to ensure that it is calculated in accordance with best practice.

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 Dec 2006 £m
Contribution from new business	24	22	51
Profit from existing business	35	28	55
Development costs	(5)	(4)	(8)
Expected return on shareholders' net assets within the Life & Pensions business	11	8	16

Non-recurring items	3	-	1
Investment return variances	(43)	(113)	(48)
Effect of economic assumption changes	48	66	54
Prior year tax adjustments	(11)	-	-
Attributed tax charge	62	7	121

4. Earnings per share

Earnings per share have been calculated based on EEV underlying profit for the period attributable to ordinary shareholders of the parent, and on profit for the period attributable to ordinary shareholders of the parent. The directors believe the underlying earnings per share figure gives a better indication of operating performance.

Basic and underlying earnings per share

	Half year ended 30 June 2007		Half year ended 30 June 2006		Year ended 31 Dec 2006	
	Earnings £m	Per share pence	Earnings £m	Per share pence	Earnings £m	Pe shar penc
Profit after tax for the period attributable to ordinary shareholders of the parent	290	13.6	80	3.8	308	14.6
Investment return variances	48	2.2	327	15.5	174	8.2
Effect of economic assumption changes	(162)	(7.6)	(219)	(10.4)	(181)	(8.5)
Amortisation and impairment of Asset Management acquired intangible assets	21	1.0	67	3.2	101	4.7
Non-recurring items	(6)	(0.3)	12	0.6	17	0.8
Tax charge on items excluded from underlying profit	(5)	(0.2)	(71)	(3.4)	(32)	(1.5)
Minority interest on items excluded from underlying profit	4	0.2	(27)	(1.3)	(40)	(1.9)
Underlying profit after tax for the period attributable to ordinary shareholders of the parent	190	8.9	169	8.0	347	16.4

	30 June 2007 millions	30 June 2006 millions	31 Dec 2006 millions
Weighted average number of ordinary shares	2,130	2,107	2,111

Diluted basic earnings per share

	Half year ended 30 June 2007 earnings £m	Weighted average number of ordinary shares millions	Per share pence	Half year ended 30 June 2006 earnings £m	Weighted average number of ordinary shares millions	Per share pence	e: 31 s: p
Profit for the period attributable to ordinary shareholders of the parent	290	2,130	13.6	80	2,107	3.8	14
Dilution (i)	-	10	-	-	6	-	(0
Diluted profit after tax attributable to ordinary shareholders of the parent	290	2,140	13.6	80	2,113	3.8	14

(i) Details of dilution are set out in note 5 to the IFRS section.

5. Intangible assets on an EEV basis

Carrying amounts	Goodwill £m	Investment management contracts £m	Other £m	Total £m
At 30 June 2006	330	322	24	676
At 31 December 2006	333	284	48	665
At 30 June 2007	333	264	86	683

(a) Goodwill

Goodwill is the only intangible asset which has an indefinite useful life and has been allocated as follows:

	30 June 2007 £m	30 June 2006 £m	31 Dec 2006 £m
Asset Management	333	330	333

At 30 June 2007, there is no indication that goodwill has been impaired. In accordance with IAS 36 Impairment of Assets, goodwill is assessed for possible impairment each year by comparing the carrying value of goodwill for each segment with its recoverable amount.

There has been no goodwill impairment charge in 2007 (30 June 2006: £nil).

(b) Investment management contracts

See note 7 in the IFRS section.

(c) Other intangible assets

Other intangible assets include £48m relating to investments in IFAs. The analysis of the net book value for each segment is as follows:

	30 June 2007 £m	30 June 2006 £m	31 Dec 2006 £m
Life & Pensions	85	23	47
Asset Management	1	1	1
Total other intangible assets	86	24	48

The intangible assets relating to the purchase of the two IFA groups (see note 10 to the IFRS results) have been determined provisionally using initial accounting as permitted by IFRS 3 Business Combinations, and due to the close proximity of the acquisitions to the balance sheet date, have been categorised as 'other intangible assets' pending a detailed analysis.

6. Deferred acquisition costs

Deferred acquisition costs of £11m (31 December 2006: £11m) relate to Asset Management business.

7. Reconciliation of movement in pro forma embedded value

	UK Life & Pensions £m	Intn'l Life & Pensions £m	Total Life & Pensions EEV £m	Other £m	Total EEV £m
Pro forma embedded value at 31 December 2006 as originally stated	2,638	590	3,228	432	3,660
Adjustment (i)	20	(20)	-	-	-
	2,658	570	3,228	432	3,660
Contribution from new business	62	33	95	-	95
Profit from existing business					
- Expected return	88	20	108	-	108
- Experience variances	19	1	20	-	20
Development costs	(17)	(2)	(19)	-	(19)
Other net income	1	-	1	-	1
Expected return on shareholders' net assets	33	1	34	-	34
Other underlying items	-	-	-	25	25
Underlying EEV profit before tax	186	53	239	25	264
Non-recurring items	9	-	9	(3)	6
Investment return variances	(174)	6	(168)	120	(48)
Effect of economic assumption changes	157	5	162	-	162

Other non-underlying items	-			(21)	(21)
EEV profit before tax	178	64	242	121	363
Tax	(52)	(10)	(62)	3	(59)
EEV profit for the period	126	54	180	124	304
Net movement recognised directly in the statement of recognised income and expense	-	-	-	35	35
Minority interest	-	-	-	(18)	(18)
Dividends on ordinary shares	-	1	1	(111)	(110)
Share based payments	-	-	-	7	7
Earn-out payments	-	-	-	2	2
Acquisitions	34	-	34	(34)	-
Adjustment to the value of the listed Asset Management business to market value	-	-	-	(72)	(72)
Total movement in EEV	160	55	215	(67)	148
Pro forma embedded value at 30 June 2007	2,818	625	3,443	365	3,808

(i) Re-allocation of net assets between businesses.

Pro forma EEV comprises the EEV of the entire Group, incorporating the Group's share of F&C at market value of £467m (31 December 2006: £534m).

'Other' consists predominantly of Asset Management business and corporate items.

8. Reconciliation of net worth and value of in-force business for Life & Pensions

	Free surplus £m	Required capital £m	Total net worth £m	Value of in force business £m	Total Life & Pensions EEV £m
Shareholders' capital and reserves					
At 1 January 2007	545	652	1,197	2,031	3,228
Contribution from new business	(160)	31	(129)	199	70
Expected return on existing business	1	-	1	75	76
Experience variances, operating assumption changes, development costs and non-recurring items	129	(82)	47	(38)	9
Expected profit - transfer to net worth	135	(12)	123	(123)	-
Expected return on shareholder net worth	11	13	24	-	24
Other net income	1	-	1	-	1
Prior year tax					

adjustment	11	-	11	-	11
Investment return variances and economic assumption changes	(7)	(10)	(17)	6	(11)
Life and Pensions EEV profit for the period	121	(60)	61	119	180
Dividend	1	-	1	-	1
Acquisitions	34	-	34	-	34
Shareholders' capital and reserves At 30 June 2007	701	592	1,293	2,150	3,443

All items in the table above are shown net of tax.

9. Value of in-force Life & Pensions business on an EEV basis

At 30 June 2007

	30 June 2007 £m	30 June 2006 £m	31 Dec 2006 £m
Value of in-force allowing for market risk (excluding time value of options and guarantees)	2,316	2,288	2,215
Time value cost of options and guarantees (including the impact of non-market risks)	(28)	(82)	(50)
Cost of regulatory solvency capital, plus excess economic capital requirements	(47)	(39)	(49)
Provision for operational risks	(91)	(84)	(85)
Value of in-force Life & Pensions business	2,150	2,083	2,031

10. Equity attributable to equity holders of the parent

Ordinary shareholders' equity on an EEV basis reconciles to equity attributable to equity holders of the parent on an IFRS basis as follows:

	30 June 2007 £m	30 June 2006 £m	31 Dec 2006 £m
Ordinary shareholders' equity on an EEV basis	3,740	3,376	3,520
Less items only included on an EEV basis:			
Value of in-force Life & Pensions business	(2,150)	(2,083)	(2,031)
Provision for future corporate costs	47	47	47
Adjustment of long term debt to market value	(13)	73	105
Add items only included on an IFRS basis:			
Goodwill	339	257	283
Other intangible assets	64	74	68

Acquired PVIF	247	271	257
STICS treated as equity	794	794	810
Deferred acquisition costs	1,151	1,087	1,100
Deferred front end fees	(44)	(85)	(45)
IFRS reserving and other IFRS adjustments	(540)	(423)	(497)
Equity attributable to equity holders of the parent on an IFRS basis	3,635	3,388	3,617

11. EEV assumptions

(a) Principal economic assumptions - deterministic

Economic assumptions are actively reviewed and are based on the market yields on risk-free assets at the valuation date.

UK and International (excluding Lombard):	30 June 2007 %	30 June 2006 %	31 Dec 2006 %
Risk-free rate (i)	5.3	4.7	4.6
Investment returns before tax:			
Fixed interest	4.6-6.1	4.4-5.2	3.9-5.9
Equities	8.3	7.7	7.6
Properties	7.3	6.7	6.6
Future expense inflation:			
UK business	4.6	4.1	4.3
International business	4.6	3.4	4.3
UK and OLAB corporation tax rate	30.0	30.0	30.0
Isle of Man corporation tax rate	0.0	0.0	0.0
Risk discount rate (average):			
In-force (UK business)	8.1	8.1	7.7
In-force (International business)	7.4	6.8	6.8
Risk discount rate:			
New business (UK business)	8.0	6.7	7.2
New business (International business)	7.2	6.4	6.5

(i) For UK and FPI business the risk-free rate is set with reference to the gilt yield curve at the valuation date. For annuity and with-profits business, a term-dependent rate allowing for the shape of the yield curve is used as this can significantly impact value. For other business, a rate based on the annualised 15-year gilt yield is used.

Lombard:	30 June 2007 %	30 June 2006 %	31 Dec 2006 %
Risk-free rate	4.8	4.4	4.1
Investment returns before tax	6.1	5.7	5.5
Future expense inflation	4.1	3.7	4.0
Tax rate	25.2	25.8	25.2
Risk discount rate (average) - in-force	7.7	7.2	7.0
Risk discount rate (average) - new business	7.4	7.2	7.0

The key exchange rates used in respect of Lombard business were a closing exchange rate of 1 Euro = £0.6731 (30 June 2006: 1 Euro = £0.6913) and an

average exchange rate over the half year of 1 Euro = £0.6762.

Margins are added to the risk-free rates to obtain investment return assumptions for equity and property. For corporate fixed interest securities the investment return assumptions are derived from an AA-bond yield spread, limited to the actual return on the underlying assets. As we have followed a market-consistent approach, these investment return assumptions affect only the derived risk discount rates and not the embedded value result.

Maintenance expenses for UK and International business (excluding Lombard) are assumed to increase in the future at a rate of 1% per annum in excess of the assumed long-term rate of retail price inflation. This is derived from the difference between the risk-free rate of return and the average of the FTSE Actuaries over five-year index-linked gilt yield at 5% and 0% inflation.

For Lombard the risk-free rate is the average of the 10-15 year and the over 15 year yields using the EuroMTS indices. The investment return assumption is the weighted average (based on an assumed asset mix) of returns on fixed interest securities, equities and cash. The Lombard investment return assumption is shown gross of tax, but net of fund management charges.

Average derived risk discount rates are shown below for the embedded value and the contribution from new business. The average derived risk discount rate for in-force has increased over 2007 due mainly to a higher risk-free rate. The market risk on annuities has fallen owing to a narrowing of corporate bond spreads. There is a reduction in the element of the risk discount rate relating to options on with-profits business which reflects the reduction in burnthrough cost. A more detailed split of the derived risk discount rates is given in the following table.

Derived risk discount rates by product type

Derived risk discount rates for new business have been based on end-of-period economic assumptions.

30 June 2007

Embedded value	UK with-profits %	UK annuity %	Other UK %	Average UK %	International Sterling %	International Euro %
Risk-free rate	5.3	5.3	5.3	5.3	5.3	4.8
Market risks (non-options)	2.5	6.2	1.8	2.1	1.3	2.1
Options - market risks	1.5	-	-	0.2	-	-
Options - non-market risks	1.3	-	-	0.1	-	-
Other non-market risks	0.4	0.4	0.4	0.4	0.8	0.8
Risk discount rate	11.0	11.9	7.5	8.1	7.4	7.7

31 December 2006

Embedded Value	UK with-profits %	UK annuity %	Other UK %	Average UK %	Internation Sterling %	
Risk-free rate	4.6	4.6	4.6	4.6	4.6	4
Market risks (non-options)	2.7	7.6	1.6	2.2	1.4	2
Options - market risks	2.6	-	-	0.3	-	
Options - non-market	1.8	-	-	0.2	-	

risks						
Other non-market risks	0.4	0.4	0.4	0.4	0.8	0
Risk discount rate	12.1	12.6	6.6	7.7	6.8	7

30 June 2007

Contribution from new business	UK %	International Sterling %	International Euro %
Risk-free rate	5.3	5.3	4.8
Market risks	2.3	1.1	1.8
Non-market risks	0.4	0.8	0.8
Risk discount rate	8.0	7.2	7.4

31 December 2006

Contribution from new business	UK %	International Sterling %	International Euro %
Risk-free rate	4.6	4.6	4.1
Market risks	2.2	1.1	2.1
Non-market risks	0.4	0.8	0.8
Risk discount rate	7.2	6.5	7.0

With-profits and annuity business are subject to more investment risk than the remaining business, and so the appropriate risk discount rates are higher.

(b) Principal economic assumptions - stochastic

The cost of options and guarantees is determined using The Smith Model Plus economic scenario generator. The model is calibrated to market conditions at the valuation date and correlations between the asset classes are derived from historic data, consistent with the model used for the Realistic Balance Sheet.

Risk-free rates are calibrated to the Gilt yield curve. Equity volatility is calibrated to replicate the implied volatility of FTSE 100 put options held by the FPLP With-Profits Fund. Property holdings are modelled as a mix of equity and gilt assets, calibrated to derive a level of running yield and volatility as observed in historical data.

Sample implied volatilities by asset class

30 June 2007

	Term (years) 5	15	25	35
15-year risk-free zero coupon bonds	7.4%	4.9%	4.6%	5.3%
15-year corporate bonds	9.4%	8.4%	7.2%	9.2%
Equity	18.4%	19.0%	20.5%	21.8%
Property	15.5%	16.3%	17.7%	19.1%

31 December 2006

	Term (years)			
	5	15	25	35
15-year risk-free zero coupon bonds	7.1%	4.7%	4.6%	5.1%
15-year corporate bonds	9.4%	8.6%	8.3%	8.8%
Equity	17.1%	18.2%	19.6%	20.8%
Property	15.1%	16.4%	17.9%	19.0%

The volatility represents the variation of return around the average for the particular asset class.

Bonus rates are set at levels which fully utilise the assets supporting the in-force business over its lifetime and are consistent with the economic assumptions and the Group's bonus policy.

(c) Other assumptions

Other assumptions are regularly reviewed having regard to past, current and expected future experience, and any other relevant data. These are set so as to be best estimate assumptions.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. In particular, improvements in annuitant mortality have been assumed to follow the medium cohort for males and 75% of this for females.

Allowance for commission is based on the Group's recent experience.

Consolidated income statement on an IFRS basis

For the half year ended 30 June 2007

	Notes	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 Dec 2006 £m
Revenue				
Gross earned premiums		507	489	980
Premiums ceded to reinsurers		(1,732)	(49)	(84)
Net earned premiums		(1,225)	440	896
Fee and commission income and income from service activities		286	258	565
Investment income		1,443	437	3,697
Total revenue		504	1,135	5,158
Claims, benefits and expenses				
Gross claims and benefits paid		818	816	1,587
Amounts receivable from reinsurers		(86)	(22)	(43)
Net claims and benefits paid		732	794	1,544

Insurance contracts liabilities		(2,264)	(690)	(764)
Investment contracts liabilities		1,342	434	2,620
Transfer to fund for future appropriations		(6)	43	19
Movement in net assets attributable to unit holders		63	12	131
Movement in policyholder liabilities		(865)	(201)	2,006
Acquisition expenses		201	126	412
Administrative and other expenses		272	324	618
Finance costs		63	44	88
Total claims, benefits and expenses		403	1,087	4,668
Share of profit of associates and joint venture		1	-	1
Profit before tax from continuing operations		102	48	491
Policyholder tax		(19)	(5)	(124)
Profit before shareholder tax from continuing operations		83	43	367
Total tax credit/(charge)		5	8	(70)
Policyholder tax		19	5	124
Shareholder tax		24	13	54
Profit for the period	2	107	56	421
Attributable to:				
Equity holders of the parent: (i)				
Ordinary shareholders		47	(12)	276
Other equity holders		26	26	52
		73	14	328
Minority interest		34	42	93
Profit for the period		107	56	421
Earnings per share				
Basic earnings/(loss) per share (pence)	5(a)	2.2	(0.6)	13.1
Diluted earnings/(loss) per share (pence)	5(b)	2.2	(0.6)	12.8

(i) All profit attributable to equity holders of the parent is from continuing operations.

Consolidated underlying profit on an IFRS basis

For the half year ended 30 June 2007

	Half year ended	Year ended

	Notes	30 June 2007 £m	30 June 2006 £m	31 Dec 2006 £m
Profit before tax from continuing operations		102	48	491
Policyholder tax		(19)	(5)	(124)
Returns on Group-controlled funds attributable to third parties		(30)	(52)	(104)
Profit before tax excluding profit generated within policyholder funds		53	(9)	263
Non-recurring items	3	(6)	12	17
Amortisation of Asset Management acquired intangible assets		21	22	43
Amortisation of acquired present value of in-force business		13	12	25
Amortisation of Life & Pensions acquired intangible assets		4	4	7
Impairment of Asset Management acquired intangible assets	7	-	45	58
Interest payable on Step-up Tier one Insurance Capital Securities (STICS)		(26)	(26)	(52)
Short-term fluctuations in investment return		52	60	39
Underlying profit before tax		111	120	400
Tax on underlying profit		(3)	(22)	6
Minority interest in underlying profit		(10)	(17)	(29)
Underlying profit after tax attributable to ordinary shareholders of the parent		98	81	377
Earnings per share				
Underlying earnings per share (pence)	5(a)	4.6	3.8	17.9

IFRS underlying profit is a measure of profit which excludes profit generated within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the ongoing performance of the Group and focus on this measure of profit in its internal monitoring of the Group's IFRS results.

IFRS underlying profit is based on longer-term investment return and excludes: (i) policyholder tax, (ii) returns attributable to minority interests in policyholder funds, (iii) non-recurring items, (iv) amortisation and impairment of acquired intangible assets and present value of acquired in-force business; and is stated after deducting interest payable on STICS.

Consolidated balance sheet on an IFRS basis

At 30 June 2007

	Notes	30 June 2007 £m	30 June 2006 £m	31 Dec 2006 £m
Assets				
Intangible assets	7	1,434	1,476	1,405
Property and equipment		83	72	80

Investment properties		2,554	2,172	2,426
Investments in associates and joint venture		15	14	15
Financial assets		45,711	41,816	45,150
Deferred acquisition costs		1,162	1,098	1,111
Reinsurance assets		1,737	194	85
Current tax assets		3	3	30
Insurance and other receivables		1,042	841	606
Cash and cash equivalents		3,654	2,946	3,581
Total assets		57,395	50,632	54,489
Liabilities				
Insurance contracts		13,135	13,968	13,762
Fund for future appropriations		433	455	439
Financial liabilities				
- Investment contracts		34,761	29,068	32,821
- Interest bearing loans and borrowings		1,020	1,108	1,130
Net asset value attributable to unit holders		1,013	682	941
Provisions		150	276	215
Deferred tax liabilities		337	223	318
Current tax liabilities		56	118	116
Insurance payables, other payables and deferred income		2,301	827	582
Total liabilities		53,206	46,725	50,324
Equity attributable to equity holders of the parent				
Attributable to ordinary shareholders:				
Share capital	8	217	214	214
Share premium	8	2,109	2,050	2,051
Other reserves	8	515	330	542
		2,841	2,594	2,807
Attributable to other equity holders	8	794	794	810
		3,635	3,388	3,617
Minority interest	8	554	519	548
Total equity	8	4,189	3,907	4,165
Total equity and liabilities		57,395	50,632	54,489

Consolidated statement of recognised income and expense on an IFRS basis

For the half year ended 30 June 2007

	Equity holders of the parent (ordinary shares) £m	Equity holders of the parent (STICS) £m	Total equity holders of the parent £m	Minority interest £m	Total £m

Actuarial gains on defined benefit schemes net of tax	31	-	31	4	35
Foreign exchange adjustments	(1)	-	(1)	-	(1)
Revaluation of owner occupied properties	2	-	2	-	2
Shadow accounting	(2)	-	(2)	-	(2)
Net income recognised directly in equity	30	-	30	4	34
Profit for the period	47	26	73	34	107
Total recognised income and expense for the period	77	26	103	38	141

For the half year ended 30 June 2006

	Equity holders of the parent (ordinary shares) £m	Equity holders of the parent (STICS) £m	Total equity holders of the parent £m	Minority interest £m	Total £m
Actuarial gains on defined benefit schemes net of tax	1	-	1	4	5
Foreign exchange adjustments	8	-	8	-	8
Net expense recognised directly in equity	9	-	9	4	13
Profit for the period	(12)	26	14	42	56
Total recognised income and expense for the period	(3)	26	23	46	69

For the year ended 31 December 2006

	Equity holders of the parent (ordinary shares) £m	Equity holders of the parent (STICS) £m	Total equity holders of the parent £m	Minority interest £m	Total £m
Actuarial (losses)/gains on defined benefit schemes net of tax	(8)	-	(8)	1	(7)
Foreign exchange adjustments	(10)	-	(10)	(2)	(12)
Revaluation of owner occupied properties	6	-	6	-	6

Shadow accounting	(6)	-	(6)	-	(6)
Net expense recognised directly in equity	(18)	-	(18)	(1)	(19)
Profit for the period	276	52	328	93	421
Total recognised income and expense for the period	258	52	310	92	402

Summary consolidated cash flow statement on an IFRS basis

For the half year ended 30 June 2007

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 Dec 2006 £m
Operating activities			
Profit for the period	107	56	421
Net increase in operational assets and liabilities	353	602	991
Pre-tax cash inflow from operating activities	460	658	1,412
Tax paid	(1)	(65)	(86)
Net cash inflow from operating activities	459	593	1,326
Investing activities			
Acquisition of subsidiaries, net of cash acquired (i)	5	(41)	(21)
Reduction in participation in subsidiaries, net of cash disposed	-	50	49
Compensation from mandate loss	-	27	27
Additions to internally generated intangible assets	(13)	(6)	(18)
Purchase of property and equipment	(4)	(6)	(11)
Net cash (outflow)/inflow from investing activities	(12)	24	26
Financing activities			
Finance costs	(59)	(42)	(81)
STICS interest	(42)	(42)	(52)
Proceeds from issue of long term debt, net of expenses	-	-	258
Repayment of long term debt	(144)	(83)	(312)
Net movement in other borrowings, net of expenses	7	17	12
Dividends paid to equity holders of the parent	(110)	(108)	(164)
Dividends paid to minority interest	(26)	(27)	(46)
Net cash outflow from financing activities	(374)	(285)	(385)
Increase in cash and cash equivalents	73	332	967
Balance at beginning of period	3,581	2,614	2,614
Balance at end of period	3,654	2,946	3,581

(1) This amount consists of cash settled consideration of £92m plus acquisition costs of £2m, net of cash acquired of £99m. See note 10 for further details of acquisitions in the period.

Company	Friends Provident PLC
TIDM	FP.
Headline	Interim Results - Part 2
Released	07:00 08-Aug-07
Number	7101B

RNS Number:7101B
Friends Provident PLC
08 August 2007

PART 2

Notes to the IFRS results

1. Basis of preparation

Friends Provident plc (the 'Company') is a company domiciled in England and Wales. The consolidated interim financial statements of the Company as at and for the six months ended 30 June 2007 comprise the Company and its subsidiaries (together referred to as the 'Group') and the Group's interests in associates and jointly controlled entities.

The comparative figures for the financial year ended 31 December 2006 are not the Company's Report & Accounts for that financial year, but they are derived therefrom. Those accounts have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The Report & Accounts of the Group for the year ended 31 December 2006 is available upon request from the Company's registered office at Pixham End, Dorking, RH4 1QA, or at www.friendsprovident.co.uk/investor/

The accounting policies applied by the Group in these consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2006.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The IFRS results were approved by the Board of Directors on 7 August 2007.

2. Segmental information

(a) Summary

The Group's management and internal reporting structure is based on the following business segments:

- UK Life & Pensions (including corporate items)
- International Life & Pensions
- Asset Management (including F&C's managed pension fund business)

These segments comprise the Group's primary reporting format for segmental

information.

Information relating to a class of business has been amended to be in line with its classification at year-end 2006. This has meant the reclassification of certain items for 30 June 2006 between the UK and International Life & Pensions business segments.

(b) Business segment analysis

Half year ended 30 June 2007

	UK Life & Pensions £m	Intn'l Life & Pensions £m	Asset Management £m	Elimination of inter-segment amounts £m	Total £m
Gross earned premiums on insurance and investment contracts	2,020	1,041	36	-	3,097
Less investment contract premiums (i)	(1,518)	(1,036)	(36)	-	(2,590)
Gross earned premiums	502	5	-	-	507
Less premiums ceded to reinsurers	(1,731)	(1)	-	-	(1,732)
Net earned premiums	(1,229)	4	-	-	(1,225)
Fee and commission income and income from service activities	102	78	124	(18)	286
Investment income	858	519	66	-	1,443
Total revenue	(269)	601	190	(18)	504
Net claims and benefits paid	732	-	-	-	732
Movement in insurance and investment contracts liabilities	(1,470)	491	57	-	(922)
Transfer to fund for future appropriations	(6)	-	-	-	(6)
Movement in net assets attributable to unit holders	63	-	-	-	63
Acquisition expenses	166	29	6	-	201
Administrative and other expenses	105	75	110	(18)	272
Finance costs	45	9	9	-	63
Total claims, benefits and expenses	(365)	604	182	(18)	403
Share of profits of associates and joint venture	-	-	1	-	1
Profit before tax from continuing operations	96	(3)	9	-	102
Policyholder tax	(18)	-	(1)	-	(19)
Shareholder tax	23	1	-	-	24

Segmental result after tax	101	(2)	8	-	107
Inter segment (expense)/revenue	(18)	-	18	-	-

(i) Accounted for as deposits under IFRS.

Half year ended 30 June 2006

	UK Life & Pensions £m	Intn'l Life & Pensions £m	Asset Management £m	Elimination of inter-segment amounts £m	Tot
Gross earned premiums on insurance and investment contracts	1,731	910	169	-	2,8
Less investment contracts premiums (i)	(1,245)	(907)	(169)	-	(2,3
Gross earned premiums	486	3	-	-	4
Less premiums ceded to reinsurers	(49)	-	-	-	(
Net earned premiums	437	3	-	-	4
Fee and commission income and income from service activities	79	67	129	(17)	2
Investment income	339	83	15	-	4
Total revenue	855	153	144	(17)	1,1
Net claims and benefits paid	794	-	-	-	7
Movement in insurance and investment contracts liabilities	(346)	86	4	-	(2
Transfer to fund for future appropriations	43	-	-	-	
Movement in net assets attributable to unit holders	12	-	-	-	
Acquisition expenses	111	10	5	-	1
Administrative and other expenses	142	42	157	(17)	3
Finance costs	37	7	-	-	
Total claims, benefits and expenses	793	145	166	(17)	1,0
Profit before tax from continuing operations	62	8	(22)	-	
Policyholder tax	(4)	-	(1)	-	
Shareholder tax	3	1	9	-	
Segmental results after tax	61	9	(14)	-	
Inter segment					

(expense)/revenue	(17)	-	17	-	

(i) Accounted for as deposits under IFRS.

Year ended 31 December 2006

	UK Life & Pensions £m	Intn'l Life & Pensions £m	Asset Management £m	Elimination of inter-segment amounts £m	Tot
Gross earned premiums on insurance and investment contracts	3,709	2,769	199	-	6,6
Less investment contracts premiums (i)	(2,741)	(2,757)	(199)	-	(5,6
Gross earned premiums	968	12	-	-	9
Less premiums ceded to reinsurers	(82)	(2)	-	-	(
Net earned premiums	886	10	-	-	8
Fee and commission income and income from service activities	148	198	258	(39)	5
Investment income	2,934	640	123	-	3,6
Total revenue	3,968	848	381	(39)	5,1
Net claims and benefits paid	1,542	2	-	-	1,5
Movement in insurance and investment contracts liabilities	1,176	579	101	-	1,8
Transfer to fund for future appropriations	19	-	-	-	
Movement in net assets attributable to unit holders	131	-	-	-	1
Acquisition expenses	329	72	11	-	4
Administrative and other expenses	240	130	287	(39)	6
Finance costs	72	15	1	-	
Total claims, benefits and expenses	3,509	798	400	(39)	4,6
Share of profits of associates and joint venture	1	-	-	-	
Profit before tax from continuing operations	460	50	(19)	-	4
Policyholder tax	(124)	-	-	-	(1
Shareholder tax	45	1	8	-	
Segmental results after tax	381	51	(11)	-	4

Inter segment

(expense)/revenue	(39)	-	39	-	

(i) Accounted for as deposits under IFRS.

3. Underlying profit

Half year ended 30 June 2007

	UK Life & Pensions £m	Intn'l Life & Pensions £m	Asset Management £m	Total £m
Profit before tax from continuing operations	96	(3)	9	102
Policyholder tax	(18)	-	(1)	(19)
Returns on Group-controlled funds attributable to third parties	(30)	-	-	(30)
Profit before tax excluding profit generated within policyholder funds	48	(3)	8	53
Non-recurring items (i)	(9)	-	3	(6)
Amortisation of Asset Management acquired intangible assets	-	-	21	21
Amortisation of acquired present value of in-force business	4	9	-	13
Amortisation of Life & Pensions acquired intangible assets	-	4	-	4
Interest payable on STICS	(26)	-	-	(26)
Short-term fluctuations in investment return	53	(1)	-	52
Underlying profit before tax	70	9	32	111
Tax on underlying profit				(3)
Minority interest in underlying profit				(10)
Underlying profit after tax attributable to ordinary shareholders of the parent				98
Earnings per share				
Underlying earnings per share (pence)				4.6

(i) Non-recurring items

UK Life & Pensions items include a credit of £9m (30 June 2006: £1m) in respect of the reduction in estimated cost to shareholders of historic business reviews and mortgage endowment complaints.

Asset Management items include costs of £3m (30 June 2006: £6m) in respect of issuing shares to employees under the 2004 Reinvestment Plan. Costs incurred in integrating, rationalising and reorganising the Asset Management business following the acquisition of F&C Group (Holdings) Limited were £nil (30 June 2006: £7m).

Half year ended 30 June 2006

	UK Life & Pensions £m	Intn'l Life & Pensions £m	Asset Management £m	Total £m
Profit before tax from continuing operations	62	8	(22)	48
Inter-segment loan interest	6	-	(6)	-
Policyholder tax	(4)	-	(1)	(5
Returns on Group-controlled funds attributable to third parties	(52)	-	-	(52
Profit before tax excluding profit generated within policyholder funds	12	8	(29)	(9
Non-recurring items (i)	(1)	-	13	12
Amortisation of Asset Management acquired intangible assets	-	-	22	22
Amortisation of acquired present value of in-force business	4	8	-	12
Amortisation of Life & Pensions acquired intangible assets	-	4	-	4
Impairment of Asset Management acquired intangible assets	-	-	45	45
Interest payable on STICS	(26)	-	-	(26
Short-term fluctuations in investment return	60	-	-	60
Underlying profit before tax	49	20	51	120
Tax on underlying profit				(22
Minority interest in underlying profit				(17
Underlying profit after tax attributable to ordinary shareholders of the parent				81
Earnings per share				
Underlying earnings per share (pence)				3.8

Year ended 31 December 2006

	UK Life & Pensions £m	Intn'l Life & Pensions £m	Asset Management £m	Total £m
Profit before tax from continuing operations	460	50	(19)	491
Inter-segment loan interest	12	-	(12)	-
Policyholder tax	(124)	-	-	(124
Returns on Group-controlled funds attributable to third parties	(104)	-	-	(104
Profit before tax excluding profit generated within				

policyholder funds	244	50	(31)	263
Non-recurring items	(2)	-	19	17
Amortisation of Asset Management acquired intangible assets	-	-	43	43
Amortisation of acquired present value of in-force business	9	16	-	25
Amortisation of Life & Pensions acquired intangible assets	-	7	-	7
Impairment of Asset Management acquired intangible assets	-	-	58	58
Interest payable on STICS	(52)	-	-	(52
Short-term fluctuations in investment return	41	(2)	-	39
Underlying profit before tax	240	71	89	400
Tax on underlying profit				6
Minority interest in underlying profit				(29
Underlying profit after tax attributable to ordinary shareholders of the parent				377
Earnings per share				
Underlying earnings per share (pence)				17.9

4. Appropriations of profit

(a) Dividends paid and proposed on ordinary shares

Dividends paid during the period and recognised in reserves

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 Dec 2006 £m
Final dividend in respect of prior year	110	108	108
Interim dividend in respect of current year	-	-	56
Total dividends paid	110	108	164

After the balance sheet date the dividends set out below were proposed by the directors. In accordance with IAS 10 Events After the Balance Sheet Date, these have not been provided as a liability at the balance sheet date.

	30 June 2007 £m	30 June 2006 £m	31 Dec 2006 £m
Final dividend in respect of current year	-	-	110
Interim dividend in respect of current year	58	56	-

The 2007 interim dividend is based on 2,150m shares in issue (excluding treasury

shares). The 2006 final dividend was based on 2,117m shares.

(b) STICS interest

STICS interest paid during the period and recognised in reserves

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 Dec 2006 £m
Interest on 2003 STICS at 6.875% (paid half-yearly)	11	11	21
Interest on 2005 STICS at 6.292% (paid annually)	31	31	31
Total interest paid	42	42	52

Interest on 2003 STICS at 6.875% is paid in May and November each calendar year.
Interest on 2005 STICS at 6.292% is paid in June of each calendar year.

5. Earnings per share

(a) Basic and underlying earnings per share from continuing operations

Earnings per share have been calculated based on the profit after tax and on the underlying profit after tax, attributable to ordinary shareholders of the parent. The directors believe that the underlying earnings per share figure gives a better indication of operating performance.

	Half year ended 30 June 2007 Earnings £m	Half year ended 30 June 2007 Per share pence	Half year ended 30 June 2006 Earnings £m	Half year ended 30 June 2006 Per share pence	Year ended 31 Dec 2006 Earnings £m	Year ended 31 Dec 2006 Per share pence
Profit/(loss) after tax attributable to ordinary shareholders of the parent	47	2.2	(12)	(0.6)	276	13.1
Short-term fluctuations in investment return	52	2.4	60	2.8	39	1.8
Non-recurring items	(6)	(0.3)	12	0.6	17	0.8
Amortisation and impairment of acquired intangible assets	38	1.8	83	3.9	133	6.3
Minority interest on items excluded from underlying profit	(6)	(0.3)	(27)	(1.2)	(40)	(1.9)

Tax credit on items excluded from underlying profit	(27)	(1.2)	(35)	(1.7)	(48)	(2.2)
Underlying profit after tax attributable to ordinary shareholders of the parent	98	4.6	81	3.8	377	17.9

	Half year ended 30 June 2007 millions	Half year ended 30 June 2006 millions	Y en 31 200 milli
Weighted average number of shares			
Basic	2,130	2,107	2,11
Dilution (c)	10	6	16
Diluted	2,140	2,113	2,27

(b) Diluted earnings per share from continuing operations

	Half year ended 30 June 2007		Half year ended 30 June 2006		Year ended 31 Dec 2006	
	Earnings £m	Per share pence	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit/(loss) after tax attributable to ordinary shareholders of the parent	47	2.2	(12)	(0.6)	276	13.1
Dilutive earnings per share	-	-	-	-	16	(0.3)
Diluted earnings per share	47	2.2	(12)	(0.6)	292	12.8

(c) Dilution

Options of 34,075,765 (31 December 2006: 32,816,922) shares are outstanding under the Group's option schemes as at 30 June 2007. Of these, 24,575,930 (31 December 2006: 24,239,504) options were not dilutive for the period shown because the market price of the Company's share was below the option price or the performance criteria were not met. At 30 June 2007 there were £287m (31 December 2006: £283m) bonds in issue convertible to ordinary shares. If these bonds converted at 30 June 2007, 169,590,058 new ordinary shares would have been issued.

The Group's convertible bonds were anti-dilutive for the period ended 30 June 2007 and dilutive for the year ended 31 December 2006 based on the profit attributable to ordinary equity holders of Friends Provident plc.

6. Staff pension schemes

(a) Introduction

The Group operates several defined benefit schemes: the FPPS, to which the majority of the Group's UK Life & Pensions employees belong, and various schemes operated by F&C. In addition defined contribution schemes are operated by F&C, FPI, Pantheon Financial Limited and Sesame Group Limited. Lombard does not operate a pension scheme.

In July 2007 the FPPS scheme was closed to new entrants and a defined contribution plan has been introduced for new employees.

During the period the FPPS has made further investments in F&C LDI pools and no longer invests in fixed bonds or index linked bonds.

The holding in F&C LDI pools at 30 June 2007 was £318m (31 December 2006: £256m), which represents 36% of total scheme assets. Since 30 June 2007 exposure to equity investments has been reduced to 40% of total scheme assets.

The F&C UK defined benefit schemes closed to new entrants in 1995 and 2002. During the period the two schemes have merged and combined holding in LDI pools at 30 June 2007 was £29m (31 December 2006: £nil), which represents 20% of total F&C scheme assets.

(b) Total schemes

The net pension surplus and deficits are recognised on the balance sheet gross of deferred tax. A reconciliation of the Group pension surplus and deficits included in the consolidated balance sheet and the net pension surplus and deficits as determined by actuarial valuations are set out below.

	Half year ended 30 June 2007 £m	Half year ended 30 June 2006 £m	Year ended 31 Dec 2006 £m
Surplus in the FPPS	7	-	-
Group pension surplus included in insurance and other receivables	7	-	-
Deferred tax	(2)	-	-
Net pension surplus	5	-	-
Deficit in the FPPS	-	(67)	(31)
Deficit in the F&C schemes	(25)	(35)	(46)
Group pension deficits included in provisions	(25)	(102)	(77)
Non-transferable assets	-	44	-
Deferred tax	7	17	23
Net pension deficits	(18)	(41)	(54)
Analysis of net pension surplus/(deficit)			
FPPS	5	(16)	(22)
F&C schemes	(18)	(25)	(32)

	(13)	(41)	(54)
Amounts recognised in the income statement			
FPPS	(9)	(7)	(14)
F&C schemes	(2)	(2)	(4)
	(11)	(9)	(18)
Amounts recognised in the statement of recognised income and expense			
FPPS	36	(5)	(12)
F&C schemes	13	12	2
Deferred tax	(14)	(2)	3
	35	5	(7)

(c) Actuarial assumptions

The inflation rate and increase in pensions in payment rate assumptions used by the Scheme Actuary of the FPPS have increased from 3.02% at 31 December 2006 to 3.31% at 30 June 2007.

The discount rate assumption used by the Scheme Actuary of the FPPS has increased from 5.02% at 31 December 2006 to 5.62% at 30 June 2007.

There have been no other changes to the major actuarial assumptions from those disclosed in the 2006 annual Report & Accounts.

The assumptions used for the F&C schemes are broadly consistent with those used for the FPPS.

7. Intangible assets

	Goodwill £m	Acquired PVIF £m	Investment management contracts £m	Other £m	Total £m
Cost					
At 1 January 2007	662	480	573	210	1,925
Other additions	10	-	-	64	74
Disposals	-	-	-	(3)	(3)
Foreign exchange adjustments	-	-	1	-	1
At 30 June 2007	672	480	574	271	1,997
Amortisation and impairment					
At 1 January 2007	-	140	289	91	520
Amortisation charge for period	-	13	21	12	46
Disposal	-	-	-	(3)	(3)
At 30 June 2007	-	153	310	100	563
Carrying amounts					
At 30 June 2006	675	359	322	120	1,476
At 31 December 2006	662	340	284	119	1,405
At 30 June 2007	672	327	264	171	1,434

There has been no indication of potential impairment on intangible assets at 30 June 2007. At 30 June 2006 an impairment charge of £45m was made in respect of investment management contracts. In accordance with IAS 36 Impairment of Assets, goodwill is assessed annually in December.

(a) Goodwill

Goodwill is the only intangible asset which has an indefinite useful life and has been allocated as follows:

	30 June 2007 £m	30 June 2006 £m	31 Dec 2006 £m
UK Life & Pensions	191	192	191
Lombard	148	153	138
Asset Management	333	330	333
Total goodwill	672	675	662

(b) Acquired PVIF

Acquired Present Value of In-Force business (PVIF) is amortised over the lifetime of the in-force policies. The net book value is analysed as follows:

	30 June 2007 £m	30 June 2006 £m	31 Dec 2006 £m
UK Life & Pensions	79	89	84
International Life & Pensions	248	270	256
Total acquired PVIF	327	359	340

(c) Investment management contracts

Investment management contracts relate to the Asset Management segment and are amortised over their expected useful economic lives of between 4 and 10 years.

(d) Other intangible assets

Other intangible assets are amortised over their anticipated useful lives of between 3 and 15 years and include distribution channel relationships, software development and the intangible assets created on the acquisition of the two IFA Groups.

As permitted under IFRS 3 Business Combinations, the identifiable intangible assets including goodwill relating to the purchase of the two IFA groups (see note 10) have been provisionally determined using initial accounting and categorised as 'Other intangible assets' pending a detailed analysis of this asset arising on acquisition.

The analysis of the net book value for each segment is as follows:

	30 June 2007 £m	30 June 2006 £m	31 Dec 2006 £m
UK Life & Pensions	74	17	21
International Life & Pensions	96	102	97
Asset Management	1	1	1
Total other intangible assets	171	120	119

8. Movement in capital and reserves

Half year ended 30 June 2007

	Equity attributable to equity holders of the parent					
	Share capital £m	Share premium £m	Other reserves £m	STICS £m	Total £m	Minority interest £m
At 1 January 2007	214	2,051	542	810	3,617	548
Total recognised income and expense for the period	-	-	77	26	103	38
Dividends on equity shares	-	-	(110)	-	(110)	(26)
Interest paid on STICS	-	-	-	(42)	(42)	-
Appropriations of profit	-	-	(110)	(42)	(152)	(26)
Share based payments	-	1	6	-	7	4
Allocation on Lombard earn-out payment	3	57	-	-	60	-
Change in participation in subsidiary	-	-	-	-	-	(10)
At 30 June 2007	217	2,109	515	794	3,635	554

Half year ended 30 June 2006

	Equity attributable to equity holders of the parent					
	Share capital £m	Share premium £m	Other reserves £m	STICS £m	Total £m	Minority interest £m
At 1 January 2006	214	2,038	436	810	3,498	442
Total recognised income and expense						

for the period	-	-	(3)	26	23	46
Dividends on equity shares	-	-	(108)	-	(108)	(27)
Interest paid on STICS	-	-	-	(42)	(42)	-
Appropriations of profit	-	-	(108)	(42)	(150)	(27)
Share based payments	-	12	5	-	17	4
Change in participation in subsidiary	-	-	-	-	-	54
At 30 June 2006	214	2,050	330	794	3,388	519

Year ended 31 December 2006

Equity attributable to equity holders of the parent

	Share capital £m	Share premium £m	Other reserves £m	STICS £m	Total £m	Minority interest £m	T
At 1 January 2006	214	2,038	436	810	3,498	442	3
Total recognised income and expense for the year	-	-	258	52	310	92	
Dividends on equity shares	-	-	(164)	-	(164)	(46)	
Interest paid on STICS	-	-	-	(52)	(52)	-	
Appropriations of profit	-	-	(164)	(52)	(216)	(46)	
Share based payments	-	13	12	-	25	7	
Change in participation in subsidiary	-	-	-	-	-	53	
At 31 December 2006	214	2,051	542	810	3,617	548	4

9. Contingent liabilities and commitments

(a) VAT on investment trust management fees

The European Court of Justice (ECJ) delivered its judgement on 28 June 2007 regarding the JP Morgan Claverhouse Investment Trust/Association of Investment Companies (Claverhouse) case. In this case Claverhouse is seeking to establish that management services to UK investment trusts should be a VAT exempt supply, rather than a taxable supply in accordance with current UK VAT law. In the judgement the ECJ has restricted the discretion of Member States to limit the

scope of fund management exemption. While this judgement is in favour of Claverhouse, F&C is currently waiting for the decision from the UK VAT tribunal and/or for HM Revenue and Customs (HMRC) to comment on the judgement.

If the judgement in favour of Claverhouse is upheld in the UK, a number of F&C Group companies, in common with other fund managers in the UK, would face claims from those investment trusts to which they have supplied services for repayment of the VAT they have charged to them. Under current UK VAT law, companies in the F&C Group can submit repayment claims to HMRC, but only dating back as far as 2001, being the maximum time period permitted. However, separate legal proceedings have challenged the validity of how the 'capping rules' introduced by HMRC in 1997 are applied. If this challenge is successful and it is held that investment trust management fees should be exempt from VAT, then F&C may be eligible to reclaim VAT from HMRC in respect of the period between 1990 and 1996. Until there is an indication of the quantum of claims received and the extent to which such claims could be mitigated, the Directors of F&C are not able to reliably estimate the potential liability.

(b) F&C acquisition

In December 2000, when Eureko BV acquired F&C Group (Holdings) Limited, approximately 73% of the issued ordinary shares of F&C Group Management Limited, a subsidiary company, were held in the form of two bearer share warrants which could not be located prior to the completion of the sale. Eureko BV was indemnified by F&C Group (Holdings) Limited against any losses suffered as a result of the loss of the old share warrants or the issue of replacement share warrants. Since a bearer share warrant issued by a company entitles the bearer to the shares specified in the share warrant, there is a risk that the third party holding the old share warrants may claim that it is entitled to the specified shares in F&C Group Management Limited. If a third party were successful in establishing a claim in relation to the old share warrants, F&C Group (Holdings) Limited could be liable to indemnify F&C Group Management Limited under the original indemnity arrangements, which could have a material adverse effect on F&C's business, results of operations and/or financial condition.

Although there is a possibility that a third party may seek to establish that it is entitled to the shares specified in the old share warrants, the directors of F&C have been informed that Eureko BV has been advised that the prospect of a third party succeeding in such a claim is remote. Under the terms of the 2004 merger between ISIS and F&C, Eureko Holdings has given a specific indemnity (guaranteed by Eureko BV) to F&C in respect of losses arising in relation to the lost share warrants to bearer in F&C Group Management Limited (including in respect of the indemnity granted by F&C Group (Holdings) Limited to F&C Group Management Limited) which is capped at approximately £432m.

10. Business Combinations

(a) Pantheon Financial acquisition

On 14 May 2007 the Group acquired 100% of the voting rights of Pantheon Financial, a non-listed group of companies, incorporated in the United Kingdom. Details of the consideration, and asset and liabilities acquired can be seen in note 10(c) below.

Future consideration represents three further annual payments that are linked to Pantheon Financial's performance. The value of £15m used for consideration purposes is based on the fair value of the probable amount to be paid. These Earn-out payments are payable in cash.

(b) Sesame acquisition

On 1 June 2007 the Group acquired 100% of the voting rights of Sesame, a non-listed group of companies, incorporated in the United Kingdom. Details of

the consideration, and assets and liabilities acquired can be seen in note 10(c) below.

As part of the purchase agreement the Group financed the repayment of a £75m loan due to the vendor company. As permitted by IFRS 3 Business Combinations this has been treated as consideration.

Due to the proximity of the above acquisitions to the interim reporting date, a full analysis of the acquired assets and liabilities including acquired intangible assets, has not been completed. Consequently the following analysis should be considered provisional.

(c) Acquisition consideration

	Pantheon Financial £m	Sesame £m
Provisional Fair value of net assets acquired:		
Property and equipment	-	2
Insurance and other receivables	1	56
Cash and cash equivalents	3	96
Interest bearing loans & borrowings	(1)	-
Provisions	-	(57)
Insurance payables, other payables and deferred income	(1)	(38)
Intangible assets arising on acquisition	31	17
Total	33	76
Discharged by:		
Cash	17	75
Estimated further consideration	15	-
Acquisition costs	1	1
Total consideration	33	76

Independent review report by KPMG Audit Plc to Friends Provident plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2007, which comprises the Consolidated income statement, the Consolidated balance sheet, the Consolidated statement of recognised income and expense, the Summary consolidated cash flow statement and the related notes ('the Financial Information') and to review the EEV basis supplementary information for the six months ended 30 June 2007, which comprises the Summary consolidated income statement, the Summary consolidated balance sheet, the Consolidated statement of recognised income and expense, the Consolidated movement in ordinary shareholders' equity and the related notes ('the EEV basis Supplementary Information').

The EEV basis Supplementary Information has been prepared in accordance with the European Embedded Value Principles issued in May 2004 by the European CFO Forum as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 (together 'the EEV Principles') using the methodology and assumptions set out in notes 1 and 11 to the EEV basis Supplementary Information.

We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material

inconsistencies with either the Financial Information or the EEV basis Supplementary Information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority and also to provide a review conclusion to the Company on the EEV basis Supplementary Information. Our reviews have been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the Financial Information and the EEV basis Supplementary Information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Financial Information in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed. The directors have accepted responsibility for preparing the EEV basis Supplementary Information in accordance with the EEV Principles and for determining the assumptions used in the application of those principles.

Review work performed

We conducted our review of the Financial Information in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. We conducted our review of the EEV basis Supplementary Information having regard to that Bulletin. A review consists principally of making enquiries of group management and applying analytical procedures to the Financial Information, the EEV basis Supplementary Information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK & Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the Financial Information or the EEV basis Supplementary Information.

Review conclusions

On the basis of our reviews we are not aware of any material modifications that should be made either to the Financial Information or to the EEV basis Supplementary Information as presented for the six months ended 30 June 2007.

KPMG Audit Plc
Chartered Accountants
London

7 August 2007

Appendix: New business results

Analysis of Life and Pensions New Business

6 months to 30 June 2007 vs 6 months to 30 June 2006

UK Operations	H1 2007 Regular Prems £m	H1 2007 Single Prems £m	H1 2007 PVNBP £m	H1 2006 Regular Prems £m	H1 2006 Single Prems £m	H1 2006 PVNBP £m	% Regular Prems %
Life							
Protection	34.6	-	202	34.3	-	199	1
Investment	0.8	263.3	268	0.9	358.2	364	(11)
	35.4	263.3	470	35.2	358.2	563	1
Pensions							
Individual Pensions	12.0	202.9	256	6.5	106.9	137	85
DWP Rebates	-	87.3	87	-	34.4	34	-
Group Pensions	201.3	432.0	1,298	191.6	317.4	1,167	5
Annuities	-	146.2	146	-	119.0	119	-
	213.3	868.4	1,787	198.1	577.7	1,457	8
UK Life and Pensions	248.7	1,131.7	2,257	233.3	935.9	2,020	7
International Operations							
Lombard	-	648.1	648	-	546.0	546	-
Friends Provident International	45.9	287.0	523	38.9	276.4	466	18
Total International Life and Pensions	45.9	935.1	1,171	38.9	822.4	1,012	18
Total Group Life and Pensions	294.6	2,066.8	3,428	272.2	1,758.3	3,032	8

Effect of currency movements on PVNBP

All amounts in currency other than sterling are translated into sterling at a monthly average exchange rate. The estimated new business assuming constant currency rates would be as follows:

	H1 2007 £m	H1 2006 (as reported) £m	Change %
Lombard	658	546	21
Friends Provident International	547	466	17
Total International Life and Pensions	1,205	1,012	19

Analysis of Life and Pensions New Business

3 months to 30 June 2007 vs 3 months to 30 June 2006

	Q2 2007			Q2 2006			%
UK Operations	Regular Prems £m	Single Prems £m	PVNBP £m	Regular Prems £m	Single Prems £m	PVNBP £m	Regular Prems %
Life							
Protection	17.7	-	102	18.3	-	106	(3)
Investment	0.2	129.0	130	0.5	179.9	183	(60)
	17.9	129.0	232	18.8	179.9	289	(5)
Pensions							
Individual Pensions	7.0	102.2	134	4.4	59.9	80	60
DWP Rebates	-	78.0	78	-	21.8	21	-
Group Pensions	105.4	247.1	700	123.8	181.4	707	(15)
Annuities	-	71.4	71	-	66.7	67	-
	112.4	498.7	983	128.2	329.8	875	(12)
UK Life and Pensions	130.3	627.7	1,215	147.0	509.7	1,164	(11)
International Operations							
Lombard	-	429.9	430	-	311.8	312	-
Friends Provident International	27.3	145.2	286	20.4	126.4	225	34
Total International Life and Pensions	27.3	575.1	716	20.4	438.2	537	34
Total Group Life and Pensions	157.6	1,202.8	1,931	167.4	947.9	1,701	(6)

PVNBP by Operations

6 months to 30 June 2007 vs 6 months to 30 June 2006

	H1 2007 £m	%	H1 2006 £m	%
UK	2,257	66	2,020	67
Lombard	648	19	546	18

FPI	523	15	466	15
International	1,171	34	1,012	33
Total	3,428	100	3,032	100

PVNBP by Operations

3 months to 30 June 2007 vs 3 months to 30 June 2006

	Q2 2007 £m	%	Q2 2006 £m	%
UK	1,215	63	1,164	68
Lombard	430	22	312	19
FPI	286	15	225	13
International	716	37	537	32
Total	1,931	100	1,701	100

PVNBP equals new single premiums plus the expected present value of new regular premiums.

Premium values are calculated on a consistent basis with the EEV contribution to profits from new business. Start of period assumptions are used for the economic basis and end of period assumptions are used for the operating basis. A risk free rate is used to discount expected premiums in future years. The impact of operating assumption changes across a whole reporting period will normally be reflected in the PVNBP figures for the final quarter of the period that the basis changes relate to. No change in operating assumptions will be reflected in the PVNBP for the first and third quarters, when the contribution to profits from new business is not published. All amounts in currency other than sterling are translated into sterling at a monthly average exchange rate.

In classifying new business premiums the following basis of recognition is adopted:

- Single new business premiums consist of those contracts under which there is no expectation of continuing premiums being paid at regular intervals;
- Regular new business premiums consist of those contracts under which there is an expectation of continuing premiums being paid at regular intervals, including repeated or recurrent single premiums where the level of premiums is defined, or where a regular pattern in the receipt of premiums has been established;
- Non-contractual increments under existing group pensions schemes are classified as new business premiums;
- Transfers between products where open market options are available are included as new business; and
- Regular new business premiums are included on an annualised basis.

Analysis of APE

6 months to 30 June 2007 vs 6 months to 30 June 2006

UK Operations	APE 2007 £m	APE 2006 £m	Change %
Life			
Protection	34.6	34.3	1
Investment	27.1	36.7	(26)
	61.7	71.0	(13)
Pensions			
Individual Pensions	32.3	17.2	88
DWP Rebates	8.7	3.4	156
Group Pensions	244.5	223.4	9
Annuities	14.6	11.9	23
	300.1	255.9	17
Total UK Life and Pensions	361.8	326.9	11
International Operations			
Lombard	64.8	54.6	19
Friends Provident International	74.6	66.5	12
Total International Life and Pensions	139.4	121.1	15
Total Group Life and Pensions	501.2	448.0	12

Analysis of APE

3 months to 30 June 2007 vs 3 months to 30 June 2006

UK Operations	APE 2007 £m	APE 2006 £m	Change %
Life			
Protection	17.7	18.3	(3)
Investment	13.1	18.5	(29)
	30.8	36.8	(16)
Pensions			
Individual Pensions	17.3	10.4	66
DWP Rebates	7.8	2.2	255
Group Pensions	130.1	141.9	(8)
Annuities	7.1	6.7	6
	162.3	161.2	1
Total UK Life and Pensions	193.1	198.0	(2)

International Operations			
Lombard	43.0	31.2	38
Friends Provident International	41.8	33.0	27
Total International Life and Pensions	84.8	64.2	32
Total Group Life and Pensions	277.9	262.2	6

Annualised Premium Equivalent (APE) represents annualised new regular premiums plus 10% of single premiums.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	16:06 13-Aug-07
Number	PRNUK-1308

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Friends Provident plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to notification obligation: Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3): Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of transaction (and date on which the threshold is crossed or reached if different): 08 August 2007

6. Date on which issuer notified: 10 August 2007

7. Threshold(s) that is/are crossed or reached: From 3% to 4% (L&G)

8: Notified Details

A: Voting rights attached to shares

Class/ type of shares	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
If possible use ISIN code		

Number of shares	Number of voting rights	Number of shares	Number of voting rights	Percentage of voting rights

	Direct	Direct	Indirect	Direct	Indirect
Ord 10p	85,248,227	85,248,227	87,294,527	87,294,527	4.06

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
87,294,527	4.06

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited

(LGIMH) (Direct and Indirect)

Legal & General Investment Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (87,294,527- 4.06% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (73,057,432 - 3.39% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (73,057,432 - 3.39% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 2,149,926, 065
14 Contact name:	Gordon Ellis
15. Contact telephone name:	01306 653087

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Regulatory Announcement

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RECEIVED

2007 SEP 14 A 10:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Total Voting Rights
Released	16:30 31-Aug-07
Number	PRNUK-3108

Total voting rights

31 August 2007

In accordance with Disclosure and Transparency Rule 5.6.1., Friends Provident plc (the 'Company') advises that as of the close of business on 31 August 2007, the Company's issued share capital now consists of 2,171,528,063 ordinary shares of 10p each, of which 21,581,245 are treasury shares. Accordingly, the Company's capital now consists of 2,149,946,818 ordinary shares with voting rights.

The above figure of 2,149,946,818 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Gordon Ellis

Group Secretary

Friends Provident plc

Tel. No. 01306 654802

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Regulatory Announcement

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Shares
Released	15:46 03-Sep-07
Number	PRNUK-0309

Treasury Shares

3 September 2007

Friends Provident plc (the `Company') announces that following the transfer of 1,080 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Deferred Bonus Plan, the issued share capital of the Company is 2,171,528,063 ordinary shares of 10p each, of which 21,580,165 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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